Exhibit 99.1

TOP KINGWIN LTD

32F, Block B, Zhongzhou Holding Financial Center,

Intersection of Houhai Avenue and Haide 1st Road,

Nanshan District, Shenzhen, Guangdong Province, China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 31, 2026

TO THE SHAREHOLDERS OF TOP KINGWIN LTD:

Notice is hereby given that Top KingWin Ltd., an exempted company incorporated in the Cayman Islands with limited liability (the “Company” or “WAI”), will hold its extraordinary general meeting of shareholders at 9:00 A.M., Eastern Time, on August 31, 2026 (the “Extraordinary Meeting” or the “Meeting”) at 32F, Block B, Zhongzhou Holding Financial Center, Intersection of Houhai Avenue and Haide 1st Road, Nanshan District, Shenzhen, Guangdong Province, China for the purpose of considering and if thought fit, passing the following resolutions:

1.	It is resolved as an ordinary resolution, that the authorized share capital of the Company be increased from US$31,250,000 divided into 400,000,000 class A ordinary shares with par value of US$0.0625 per share (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares with par value of US$0.0625 per share (the “Class B Ordinary Shares”) to US$625,000,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.0625 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.0625 per share, by the creation of an additional 7,100,000,000 Class A Ordinary Shares and 2,400,000,000 Class B Ordinary Shares (the “Share Capital Increase”).

2.	It is resolved as a special resolution that, the rights of the Class B Ordinary Shares be varied in the manner as follows (collectively, the “Variation of Class B Ordinary Shares Rights”):

(a)	increase the votes that each Class B Ordinary Share is entitled to from 40 votes to 200 votes while the vote each Class A Ordinary Share is entitled to shall remain 1 vote;

(b)	the Class B Ordinary Shares may be transferred by their respective holder to any person or entity (whether or not being an affiliate of such holder) and there shall be no conversion of such transferred Class B Ordinary Shares into Class A Ordinary Shares upon any abovesaid transfer; and

(c)	each holder of Class B Ordinary Shares shall have the right to convert their Class B Ordinary Shares into Class A Ordinary Shares at any time on a 1:200 basis (i.e., each Class B Ordinary Share converting into 200 Class A Ordinary Shares), subject to adjustment for any subdivision, consolidation or reclassification of shares, while holders of Class A Ordinary Shares shall continue to have no rights to convert Class A Ordinary Shares into shares of any other class.

3.	It is resolved as a special resolution that, approve the change of the name of the Company to Nexpu Ltd. (the “Change of Name”).

4.	It is resolved as a special resolution that, subject to and immediately following the Share Capital Increase, the Variation of Class B Ordinary Shares Rights and the Change of Name being approved, the fourth memorandum and articles of association of the Company, a form of which is attached hereto as Appendix A (the “New M&A”), be adopted with immediate effect in substitution for and to the exclusion of the Company’s existing memorandum and articles of association in its entirety to reflect the Variation of Class B Ordinary Shares Rights, the Share Capital Increase and other amendments as set forth in the proxy statement to the notice of the Meeting.

5.	It is resolved as a special resolution that, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorized share capital of the Company be reduced and reorganized from US$625,000,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.0625 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.0625 per share to US$10,000 divided into 7,500,000,000 Class A ordinary shares with par value of US$0.000001 per share and 2,500,000,000 Class B ordinary shares with par value of US$0.000001 per share by the taking of the following steps (together the “Share Capital Reduction and Reorganization”):

(i)	the par value of each issued and outstanding Class A ordinary share of US$0.0625 par value each and each issued and outstanding Class B ordinary share of US$0.0625 par value each in the share capital of the Company being reduced to US$0.000001 by cancelling US$0.062499 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$0.0625 par value each and Class B ordinary shares of US$0.0625 par value each (the “Capital Reduction”) with the amount deemed to be paid up on each issued and outstanding share of the Company to be US$0.000001 following the Capital Reduction;

(ii)	the credit arising from the Capital Reduction being transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act (Revised), the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(iii)	immediately following the Capital Reduction, each authorised but unissued Class A ordinary share of US$0.0625 par value each being subdivided into 62,500 Class A ordinary shares of US$0.000001 par value each and each authorised but unissued Class B ordinary share of US$0.0625 par value each being subdivided into 62,500 Class B ordinary shares of US$0.000001 par value each (the “Subdivision”); and

(iv)	immediately following the Subdivision, the authorised share capital of the Company being altered by the cancellation of such number of unissued Class A ordinary shares of US$0.000001 par value each and unissued Class B ordinary shares of US$0.000001 par value each that will result in the Company having authorised share capital of US$10,000 divided into 7,500,000,000 Class A ordinary shares with par value of US$0.000001 per share and 2,500,000,000 Class B ordinary shares with par value of US$0.000001 per share.

6.	It is resolved as a special resolution that subject to and immediately following the Share Capital Reduction and Reorganization being effected, the Company adopt the fifth amended and restated memorandum and articles of association (a copy of which is attached hereto as Appendix B) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Reduction and Reorganization.

7.	It is resolved as an ordinary resolution that,

(i)	conditional upon the approval of the board of directors of the Company (“Board”), the consolidation of every issued and unissued class A ordinary shares and/or class B ordinary shares of the Company at any one time or multiple times during a period of up to 2 calendar years from the date of this Meeting, at the exact consolidation ratio and effective date (“Effective Date”) as the Board may determine from time to time be and is hereby approved; provided that for each such share consolidation (the “Share Consolidation”, or the “Share Consolidations”), the consolidation ratio shall not be less than two-for-one (2:1) and no more than twenty-five-for-one (25:1) and the cumulative consolidation ratio for all such Share Consolidation(s) shall not exceed six hundred twenty five-for-one (625:1), with such consolidated shares having the same rights and being subject to the same restrictions (save as to par value) as the existing shares of such class as set out in the Company’s memorandum and articles of association in effect at the time of the Effective Date(s), and any fractional shares created as a result of the Share Consolidation(s) would be rounded up to the nearest whole share; and

(ii)	the Board is authorized to implement one or more Share Consolidations during the 2 calendar years period from the date of this Meeting or elect not to implement any Share Consolidation, at its absolute and sole discretion.

8.	It is resolved as a special resolution that, subject to and immediately following any Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

9.	It is resolved as an ordinary resolution that the Class B Ordinary Shares Incentive Plan (the “Class B Incentive Plan”), in the form attached hereto as Appendix C, be and is hereby approved and adopted, and the Board be and is hereby authorized to do all such acts and things and to execute all such documents as may be necessary or desirable to give effect to the adoption of the Class B Incentive Plan, including the grant of incentive awards to eligible participants thereunder and the issuance of Class B Ordinary Shares pursuant to any such awards, subject to and in accordance with the terms of the Class B Incentive Plan.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS LISTED ABOVE.

Only shareholders at the close of business on July 17, 2026, Eastern Time (the “Record Date”) can vote at the Extraordinary Meeting or at any adjournment that may take place.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE AND YOU APPOINT THE CHAIR OF THE EXTRAORDINARY MEETING AS YOUR PROXY, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE PROPOSALS LISTED ABOVE. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF WHO YOU WISH TO APPOINT AS YOUR PROXY, THE CHAIR OF THE EXTRAORDINARY MEETING WILL BE APPOINTED AS YOUR PROXY.

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present at the meeting if at least two holders of the class A ordinary shares, par value of USD0.0625 each (“Class A Ordinary Shares”) and class B ordinary shares, par value of USD0.0625 each (“Class B Ordinary Shares”), voting together as a single class, entitled to vote at the Extraordinary Meeting are represented in person or by proxy. If a quorum is not present within 15 minutes of the time appointed for the Extraordinary Meeting, then the Extraordinary Meeting shall stand adjourned to the same time and place seven days hence, or to such time and (where applicable) such place as is determined by the directors of the Company in accordance with the provisions of our existing articles of association.

On the Record Date, we had 2,865,936 Class A Ordinary Shares and 139,942 Class B Ordinary Shares outstanding and entitled to vote. Each holder of record of Class A Ordinary Shares on that date will be entitled to one (1) vote for each share held on all matters to be voted upon. Each holder of record of Class B Ordinary Shares on that date will be entitled to forty (40) votes for each share held on all matters to be voted upon.

We are providing this notice and the accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the Extraordinary Meeting and at any adjournments or postponements of the Extraordinary Meeting.

We cordially invite all shareholders to attend the Extraordinary Meeting in person. However, shareholders entitled to attend and vote are also entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a shareholder of the Company and whether or not you expect to attend the Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Extraordinary Meeting.  If you send in your form of proxy and then decide to attend the Extraordinary Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the notice. Whether or not you plan to attend the Extraordinary Meeting, we urge you to read this notice carefully and to vote your shares. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker, or other nominee to ensure that your shares are represented and voted at the Extraordinary Meeting. If you sign, date, and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals to be considered at the Extraordinary Meeting.

I want to thank all of our shareholders as we look forward to what we believe will be an exciting future for our business.

By Order of the Board of Directors,

/s/ Ruilin Xu
Ruilin Xu
Chairman

Date: July 24, 2026

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U. S. STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING NOTICE OR PASSED UPON THEIR MERITS OR FAIRNESS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE NOTICE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TOP KINGWIN LTD

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

GENERAL

Top KingWin Ltd, a Cayman Islands company (the “Company”), is holding an Extraordinary General Meeting of shareholders on August 31, 2026 at 9:00 a.m., Eastern Time, or at any adjournment or postponement thereof (the “Extraordinary Meeting”). The Extraordinary Meeting will be held at 32F, Block B, Zhongzhou Holding Financial Center, Intersection of Houhai Avenue and Haide 1st Road, Nanshan District, Shenzhen, Guangdong Province, China.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Holders of Class A ordinary shares, par value US$0.0625 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value US$0.0625 per share (the “Class B Ordinary Shares”, collectively, the “Ordinary Shares”) as of the close of business on July 17, 2026, Eastern Time (the “Record Date”), are entitled to vote at the Extraordinary Meeting. As of the Record Date, 2,865,936 Class A Ordinary Shares and 139,942 Class B Ordinary Shares were issued and outstanding. Two or more holders of Ordinary Shares, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

RESOLUTIONS TO BE VOTED ON

1.	It is resolved as an ordinary resolution, that the authorized share capital of the Company be increased from US$31,250,000 divided into 400,000,000 class A ordinary shares with par value of US$0.0625 per share (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares with par value of US$0.0625 per share (the “Class B Ordinary Shares”) to US$625,000,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.0625 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.0625 per share, by the creation of an additional 7,100,000,000 Class A Ordinary Shares and 2,400,000,000 Class B Ordinary Shares (the “Share Capital Increase”).

2.	It is resolved as a special resolution that, the rights of the Class B Ordinary Shares be varied in the manner as follows (collectively, the “Variation of Class B Ordinary Shares Rights”):

(a)	increase the votes that each Class B Ordinary Share is entitled to from 40 votes to 200 votes while the vote each Class A Ordinary Share is entitled to shall remain 1 vote;

(b)	the Class B Ordinary Shares may be transferred by their respective holder to any person or entity (whether or not being an affiliate of such holder) and there shall be no conversion of such transferred Class B Ordinary Shares into Class A Ordinary Shares upon any abovesaid transfer; and

(c)	each holder of Class B Ordinary Shares shall have the right to convert their Class B Ordinary Shares into Class A Ordinary Shares at any time on a 1:200 basis (i.e., each Class B Ordinary Share converting into 200 Class A Ordinary Shares), subject to adjustment for any subdivision, consolidation or reclassification of shares, while holders of Class A Ordinary Shares shall continue to have no rights to convert Class A Ordinary Shares into shares of any other class.

3.	It is resolved as a special resolution that, approve the change of the name of the Company to Nexpu Ltd. (the “Change of Name”).

4.	(a) It is resolved as a special resolution that, subject to and immediately following the Share Capital Increase, the Variation of Class B Ordinary Shares Rights and the Change of Name being approved, the fourth memorandum and articles of association of the Company, a form of which is attached hereto as Appendix A (the “New M&A”), be adopted with immediate effect in substitution for and to the exclusion of the Company’s existing memorandum and articles of association in its entirety to reflect the Variation of Class B Ordinary Shares Rights, the Share Capital Increase and other amendments as set forth in the proxy statement to the notice of the Meeting.

5.	It is resolved as a special resolution that, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorized share capital of the Company be reduced and reorganized from US$625,000,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.0625 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.0625 per share to US$10,000 divided into 7,500,000,000 Class A ordinary shares with par value of US$0.000001 per share and 2,500,000,000 Class B ordinary shares with par value of US$0.000001 per share by the taking of the following steps (together the “Share Capital Reduction and Reorganization”):

(v)	the par value of each issued and outstanding Class A ordinary share of US$0.0625 par value each and each issued and outstanding Class B ordinary share of US$0.0625 par value each in the share capital of the Company being reduced to US$0.000001 by cancelling US$0.062499 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$0.0625 par value each and Class B ordinary shares of US$0.0625 par value each (the “Capital Reduction”) with the amount deemed to be paid up on each issued and outstanding share of the Company to be US$0.000001 following the Capital Reduction;

(vi)	the credit arising from the Capital Reduction being transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act (Revised), the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(vii)	immediately following the Capital Reduction, each authorised but unissued Class A ordinary share of US$0.0625 par value each being subdivided into 62,500 Class A ordinary shares of US$0.000001 par value each and each authorised but unissued Class B ordinary share of US$0.0625 par value each being subdivided into 62,500 Class B ordinary shares of US$0.000001 par value each (the “Subdivision”); and

immediately following the Subdivision, the authorised share capital of the Company being altered by the cancellation of such number of unissued Class A ordinary shares of US$0.000001 par value each and unissued Class B ordinary shares of US$0.000001 par value each that will result in the Company having authorised share capital of US$10,000 divided into 7,500,000,000 Class A ordinary shares with par value of US$0.000001 per share and 2,500,000,000 Class B ordinary shares with par value of US$0.000001 per share.

6.	It is resolved as a special resolution that subject to and immediately following the Share Capital Reduction and Reorganization being effected, the Company adopt the fifth amended and restated memorandum and articles of association (a copy of which is attached hereto as Appendix B) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Reduction and Reorganization.

7.	It is resolved as an ordinary resolution that,

(i)	conditional upon the approval of the board of directors of the Company (“Board”), the consolidation of every issued and unissued class A ordinary shares and/or class B ordinary shares of the Company at any one time or multiple times during a period of up to 2 calendar years from the date of this Meeting, at the exact consolidation ratio and effective date (“Effective Date”) as the Board may determine from time to time be and is hereby approved; provided that for each such share consolidation (the “Share Consolidation”, or the “Share Consolidations”), the consolidation ratio shall not be less than two-for-one (2:1) and no more than twenty-five-for-one (25:1) and the cumulative consolidation ratio for all such Share Consolidation(s) shall not exceed six hundred twenty five-for-one (625:1), with such consolidated shares having the same rights and being subject to the same restrictions (save as to par value) as the existing shares of such class as set out in the Company’s memorandum and articles of association in effect at the time of the Effective Date(s), and any fractional shares created as a result of the Share Consolidation(s) would be rounded up to the nearest whole share; and

(ii)	the Board is authorized to implement one or more Share Consolidations during the 2 calendar years period from the date of this Meeting or elect not to implement any Share Consolidation, at its absolute and sole discretion.

8.	It is resolved as a special resolution that, subject to and immediately following any Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

9.	It is resolved as an ordinary resolution that the Class B Ordinary Shares Incentive Plan (the “Class B Incentive Plan”), in the form attached hereto as Appendix C, be and is hereby approved and adopted, and the Board be and is hereby authorized to do all such acts and things and to execute all such documents as may be necessary or desirable to give effect to the adoption of the Class B Incentive Plan, including the grant of incentive awards to eligible participants thereunder and the issuance of Class B Ordinary Shares pursuant to any such awards, subject to and in accordance with the terms of the Class B Incentive Plan.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS LISTED ABOVE.

VOTING AND SOLICITATION

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Extraordinary Meeting. Each Class B Ordinary Share shall be entitled to forty (40) votes on all matters subject to the vote at the Extraordinary Meeting.

At the Extraordinary Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required for each ordinary resolution. The affirmative vote of two thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required for each special resolution.  In computing the majority when a poll is demanded, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers, and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokers, fiduciaries, and custodians holding in their names our Ordinary Shares beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Extraordinary Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

Please refer to this proxy statement for information related to the proposals.

REVOCABILITY OF PROXIES

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Such revocation may be effected by following the instructions for voting on your proxy card. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy and authority granted to such proxy shall be deemed to be revoked. If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting.

RESOLUTION 1

TO APPROVE THE INCREASE OF THE COMPANY’S AUTHORIZED SHARE CAPITAL

General

The Board believes that it is in the best and commercial interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to increase the Company’s authorized share capital.

The Share Capital Increase must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Extraordinary Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative. The resolutions be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to amending the authorized share capital of the Company are:

1.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

the authorized share capital of the Company be increased from US$31,250,000 divided into 400,000,000 class A ordinary shares with par value of US$0.0625 per share (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares with par value of US$0.0625 per share (the “Class B Ordinary Shares”) to US$625,000,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.0625 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.0625 per share, by the creation of an additional 7,100,000,000 Class A Ordinary Shares and 2,400,000,000 Class B Ordinary Shares (the “Share Capital Increase”).

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Increase of Authorized Share Capital.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 1, TO APPROVE THE INCREASE OF AUTHORIZED SHARE CAPITAL OF THE COMPANY AS DESCRIBED IN THIS RESOLUTION 1.

RESOLUTION 2

TO APPROVE THE VARIATION OF CLASS B ORDINARY SHARES RIGHTS

General

The Board has determined that it is in the best interests of the Company and its shareholders to vary certain rights attaching to the Class B Ordinary Shares in order to more accurately reflect the Company’s governance objectives and to align the Company’s capital structure with its long-term strategic direction. The proposed variations to the rights of the Class B Ordinary Shares consist of three components: (i) an increase in the voting rights attached to each Class B Ordinary Share from 40 votes to 200 votes per share, so as to maintain an appropriate differential in voting power relative to the Class A Ordinary Shares as the overall share capital of the Company is restructured; (ii) the express removal of any automatic conversion of Class B Ordinary Shares into Class A Ordinary Shares upon any transfer of such shares, thereby enabling holders of Class B Ordinary Shares to transfer their shares freely to any person or entity without triggering a conversion event; and (iii) the introduction of a voluntary conversion right enabling holders of Class B Ordinary Shares to elect to convert their Class B Ordinary Shares into Class A Ordinary Shares at any time on a 1:200 basis (subject to adjustment for any subdivision, consolidation or reclassification of shares).   Holders of Class A Ordinary Shares shall continue to have no right to convert their Class A Ordinary Shares into shares of any other class.

Background and Purpose

(a) Increase in Voting Rights. Currently, each Class B Ordinary Share carries 40 votes on matters put to a vote at general meetings of the Company, compared to one vote for each Class A Ordinary Share. In connection with the Share Capital Increase and the overall restructuring of the Company’s authorized share capital, the Board proposes to increase the voting entitlement of each Class B Ordinary Share from 40 votes to 200 votes. Each Class A Ordinary Share shall continue to carry one vote. The Board believes this adjustment is necessary to preserve the intended governance structure of the Company and to ensure that holders of Class B Ordinary Shares maintain a meaningful level of supervisory oversight over the Company’s long-term strategic decisions, consistent with the Company’s dual-class share structure.

(b) Removal of Conversion on Transfer. Under the Company’s existing articles of association, the transfer of Class B Ordinary Shares may trigger an automatic conversion of those shares into Class A Ordinary Shares. The Board proposes to vary the rights of the Class B Ordinary Shares to provide that no such conversion shall occur upon a transfer of Class B Ordinary Shares, irrespective of whether the transferee is an affiliate of the transferor or a third party. This variation is intended to provide Class B shareholders with greater flexibility in managing their shareholdings without the risk of inadvertently triggering a conversion of their shares.

(c) Voluntary Holder Conversion Right. The Board proposes to introduce a right for each holder of Class B Ordinary Shares to elect, at any time, to convert all or any of their Class B Ordinary Shares into Class A Ordinary Shares on a 1:200 basis (i.e., each Class B Ordinary Share converting into 200 Class A Ordinary Shares), subject to adjustment for any subsequent subdivision, consolidation or reclassification of shares. This conversion ratio reflects the revised voting differential between Class A and Class B Ordinary Shares. No corresponding right of conversion is being granted to holders of Class A Ordinary Shares, who shall continue to have no right to convert their Class A Ordinary Shares into shares of any other class.

Effects on Voting Control and Governance

The proposed Variation of Class B Ordinary Shares Rights will significantly affect the governance structure of the Company by increasing the voting power attached to each Class B Ordinary Share from forty (40) votes per share to two hundred (200) votes per share, while each Class A Ordinary Share will continue to carry one (1) vote per share.

Accordingly, holders of Class B Ordinary Shares will possess substantially greater voting power relative to holders of Class A Ordinary Shares than under the Company’s current constitutional documents. As a result, holders of Class B Ordinary Shares may be able to exercise greater influence over matters submitted to shareholders for approval, including, among other things, the election and removal of directors, amendments to the Company’s memorandum and articles of association, approval of significant corporate transactions, and other matters requiring shareholder approval under Cayman Islands law, the Company’s constitutional documents or applicable Nasdaq listing rules.

The proposed amendments are intended to preserve the Company’s long-term governance structure and provide the Company’s founders and other holders of Class B Ordinary Shares with enhanced voting rights designed to support continuity of management and long-term strategic decision-making. The Board believes that maintaining concentrated voting control may enable management to pursue long-term business objectives without undue influence from short-term market considerations.

However, shareholders should carefully consider that the proposed amendments may reduce the ability of holders of Class A Ordinary Shares, acting alone or collectively, to influence the outcome of shareholder votes. Even if holders of Class A Ordinary Shares own a substantial economic interest in the Company, their voting influence relative to holders of Class B Ordinary Shares would be significantly reduced following the effectiveness of the proposed amendments.

The Board believes that these governance arrangements are appropriate in light of the Company’s long-term strategic objectives and are consistent with dual-class share structures adopted by certain other public companies. Nevertheless, investors should understand that the proposed amendments will increase the disparity between the economic ownership represented by the Company’s Ordinary Shares and the corresponding voting power attached to those shares.

As of the Record Date, the Company had 2,865,936 Class A Ordinary Shares and 139,942 Class B Ordinary Shares outstanding. Under the current articles, the Class B Ordinary Shares represent approximately 66.1% of the aggregate voting power of the Company (5,597,680 votes out of 8,463,616 total votes). If Resolution 2 is approved, the same Class B Ordinary Shares would represent approximately 90.7% of the aggregate voting power of the Company (27,988,400 votes out of 30,854,336 total votes), assuming no other changes in the Company’s outstanding share capital. Accordingly, the voting power represented by the outstanding Class A Ordinary Shares would decrease from approximately 33.9% to approximately 9.3%.

Shareholders should also consider the potential impact of Resolution 9 (Class B Ordinary Shares Incentive Plan). If Resolution 9 is approved and Class B Ordinary Shares are subsequently issued under the Class B Incentive Plan, the voting power represented by the Class B Ordinary Shares may increase substantially beyond the percentages described above. The voting percentages presented in this Resolution 2 assume only the Company's currently outstanding Class A Ordinary Shares and Class B Ordinary Shares and do not give effect to any future issuances under the proposed Class B Ordinary Shares Incentive Plan.

Interests of Directors and Executive Officers

Our directors and executive officers who hold Class B Ordinary Shares have an interest in the Variation of Class B Ordinary Shares Rights to the extent of their shareholdings in the Company. To the knowledge of the Board, no director or executive officer holds any direct or indirect interest in the outcome of the vote on this proposal beyond their pro-rata interest as holders of Class B Ordinary Shares.

The Variation of Class B Ordinary Shares Rights must be approved by a special resolution, which requires the affirmative vote of at least two-thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting. The resolution to be considered and voted upon by shareholders in connection with the Variation of Class B Ordinary Shares Rights is set out below:

2.	“IT IS HEREBY RESOLVED, as a special resolution, that:

the rights of the Class B Ordinary Shares be varied in the manner as follows (collectively, the “Variation of Class B Ordinary Shares Rights”):

(a)	increase the votes that each Class B Ordinary Share is entitled to from 40 votes to 200 votes while the vote each Class A Ordinary Share is entitled to shall remain 1 vote;

(b)	the Class B Ordinary Shares may be transferred by their respective holder to any person or entity (whether or not being an affiliate of such holder) and there shall be no conversion of such transferred Class B Ordinary Shares into Class A Ordinary Shares upon any abovesaid transfer; and

(c)	each holder of Class B Ordinary Shares shall have the right to convert their Class B Ordinary Shares into Class A Ordinary Shares at any time on a 1:200 basis (i.e., each Class B Ordinary Share converting into 200 Class A Ordinary Shares), subject to adjustment for any subdivision, consolidation or reclassification of shares, while holders of Class A Ordinary Shares shall continue to have no rights to convert Class A Ordinary Shares into shares of any other class.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of at least two-thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Variation of Class B Ordinary Shares Rights.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 2, TO APPROVE THE VARIATION OF CLASS B ORDINARY SHARES RIGHTS AS DESCRIBED IN THIS RESOLUTION 2.

PROPOSAL 3

TO APPROVE THE CHANGE OF NAME OF THE COMPANY

General

Our Board has proposed to the shareholders to approve the change of the name of the Company to Nexpu Ltd. for the commercial interest of the Company (the “Change of Name”). The new name will better align with the Company’s evolving business direction and more accurately reflect the nature of its current and anticipated operations. Accordingly, our Board has concluded that it is in the Company’s commercial and best interests to change our corporate name to “Nexpu Ltd.” In addition, effective on July 16, 2026, the Company changed the trading symbol of its Class A Ordinary Shares on the Nasdaq Capital Market to “DPU.”

3.	“IT IS HEREBY RESOLVED, as a special resolution, that:

the name of the Company be and hereby changed to Nexpu Ltd.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a two-thirds majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Change of Name.

THE BOARD RECOMMENDS A VOTE “FOR” PROPOSAL 3, TO APPROVE THE CHANGE OF NAME OF THE COMPANY AS DESCRIBED IN THIS PROPOSAL 3.

RESOLUTION 4

TO APPROVE THE ADOPTION OF THE FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

General

The Board has determined that it is in the best interests of the Company and its shareholders to adopt a new fourth amended and restated memorandum and articles of association (the “New M&A”), in substitution for, and to the exclusion of, the Company’s third amended and restated memorandum and articles of association currently in effect (the “Existing M&A”). The New M&A will, among other things, incorporate certain additional amendments to the Existing M&A (the “Additional Amendments to M&A”) as described in this Resolution 4. A form of the New M&A is attached to this Notice as Appendix A. The Share Capital Increase, the Variation of Class B Ordinary Shares Rights and the Change of Name (which are conditions to the adoption of the New M&A) are addressed separately under Resolutions 1, 2 and 3 respectively.

Additional Amendments to M&A

The Board has determined it is appropriate to make the following additional amendments to the Existing M&A as part of the adoption of the New M&A (together, the “Additional Amendments to M&A”):

(i) Consolidation and Division of a Single Class of Shares. An express provision is being introduced to clarify that the Company may, by ordinary resolution, consolidate and divide all or any of its share capital, and, where there is more than one class of Shares, may do so in respect of one class only, without consolidating or dividing any other class of Shares. This provides the Company with greater flexibility in managing its capital structure on a class-by-class basis.

(ii) Variation of Rights. A clarificatory provision is being introduced to confirm that the rights conferred on holders of Shares of any class shall not be deemed to be varied solely by reason of the Company consolidating or dividing one class of Shares without affecting any other class. This amendment is intended to remove uncertainty as to whether a single-class consolidation or division could constitute a variation of rights of other classes.

(iii) Issuance of Rights, Options, Warrants, and Convertible Securities. The New M&A will expressly provide that the Company may issue rights, options, warrants, or convertible securities, or securities of similar nature conferring on holders the right to subscribe for, purchase, or receive any class of Shares or other securities in the Company at such times and on such terms as the Directors may determine. The Directors may refuse any application for Shares, and may accept any application in whole or in part, for any reason or no reason. This provision enhances the Company’s flexibility in pursuing equity-linked financing arrangements.

(iv) Change of Name. The New M&A will accordingly be updated throughout to substitute all references to the Company’s former name with the new name. The Change of Name will not affect the rights, obligations, or entitlements of any shareholder or any other terms of the Company’s constitutional documents.

Save as set out above, no other material amendments are being made to the constitutional documents of the Company by the New M&A. All capitalised terms used in the New M&A that are not otherwise defined therein shall have the same meaning as in the Existing M&A.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the adoption of the New M&A except to the extent of their ownership of Ordinary Shares.

The adoption of the New M&A must be approved by a special resolution, which requires the affirmative vote of at least two-thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting. The resolution to be considered and voted upon by shareholders is set out below:

4.	“IT IS HEREBY RESOLVED, as a special resolution, that:

that, subject to and immediately following the Share Capital Increase and the Variation of Class B Ordinary Shares Rights being approved, the fourth memorandum and articles of association of the Company, a form of which is attached hereto as Appendix A (the “New M&A”), be adopted with immediate effect in substitution for and to the exclusion of the Company’s existing memorandum and articles of association in its entirety to reflect the Variation of Class B Ordinary Shares Rights, the Share Capital Increase and other amendments as set forth in the proxy statement to the notice of the Meeting:

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of at least two-thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the adoption of the New M&A.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 4, TO APPROVE THE ADOPTION OF THE FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY AS DESCRIBED IN THIS RESOLUTION 4.

RESOLUTION 5

TO APPROVE THE SHARE CAPITAL REDUCTION AND REORGANIZATION

General

The Board has determined that it is in the best interests of the Company and its shareholders to reduce and reorganize the Company’s authorized share capital (the “Share Capital Reduction and Reorganization”), subject to and conditional upon the Share Capital Increase (Resolution 1) having been duly effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with. The Share Capital Reduction and Reorganization is intended to simplify the Company’s capital structure, reduce administrative complexity associated with a higher par value, and better position the Company for future capital management activities, including the Share Consolidation described in Resolution 6.

Background and Purpose

Before the Share Capital Increase, the Company’s authorized share capital is US$31,250,000 divided into 400,000,000 Class A Ordinary Shares with par value of US$0.0625 per share and 100,000,000 Class B Ordinary Shares with par value of US$0.0625 per share. Following the Share Capital Increase, the Company’s authorized share capital will be US$625,000,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.0625 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.0625 per share. The Board believes that the current par value of US$0.0625 per share is disproportionately large in the context of the Company’s current share price and capital structure, and that a reduction in par value, together with a corresponding reorganization of the authorized but unissued share capital, would be in the best interests of the Company and its shareholders.

The Share Capital Reduction and Reorganization involves the following four sequential steps:

(i) Capital Reduction. The par value of each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share, each of US$0.0625 par value, will be reduced to US$0.000001 by cancelling US$0.062499 of the paid-up capital on each such issued and outstanding share (the “Capital Reduction”). Following the Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company will be US$0.000001.

(ii) Transfer of Capital Reduction Credit. The credit arising from the Capital Reduction will be transferred to a distributable reserve account of the Company. The Board will have discretion to utilize that reserve as permitted under the Companies Act, the Company’s memorandum and articles of association, and all applicable laws, including, without limitation, to eliminate or set off any accumulated losses of the Company from time to time.

(iii) Subdivision. Immediately following the Capital Reduction, each authorized but unissued Class A ordinary share of US$0.0625 par value will be subdivided into 62,500 Class A ordinary shares of US$0.000001 par value each, and each authorized but unissued Class B ordinary share of US$0.0625 par value will be subdivided into 62,500 Class B ordinary shares of US$0.000001 par value each (the “Subdivision”).

(iv) Cancellation of Surplus Unissued Shares. Immediately following the Subdivision, the authorized share capital of the Company will be reduced by the cancellation of such number of unissued Class A ordinary shares of US$0.000001 par value each and unissued Class B ordinary shares of US$0.000001 par value each as is necessary to result in the Company having authorized share capital of US$10,000 divided into 7,500,000,000 Class A ordinary shares with par value of US$0.000001 per share and 2,500,000,000 Class B ordinary shares with par value of US$0.000001 per share.

Effect on Shareholders

The Share Capital Reduction and Reorganization will not affect the number of issued and outstanding ordinary shares held by any shareholder, nor will it affect any shareholder’s proportionate interest in the Company or their voting rights. The rights, restrictions, and entitlements of shareholders in all other respects will remain unchanged. The Capital Reduction applies only to the paid-up capital attributable to each issued and outstanding share and does not involve any payment or return of capital to shareholders.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the Share Capital Reduction and Reorganization except to the extent of their ownership of Ordinary Shares.

The Share Capital Reduction and Reorganization must be approved by a special resolution, which requires the affirmative vote of at least two-thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting. The resolution to be considered and voted upon by shareholders in connection with the Share Capital Reduction and Reorganization is set out below:

5.	IT IS HEREBY RESOLVED, as a special resolution that:

subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorized share capital of the Company be reduced and reorganized from US$625,000,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.0625 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.0625 per share  to US$10,000 divided into 7,500,000,000 Class A ordinary shares with par value of US$0.000001 per share and 2,500,000,000 Class B ordinary shares with par value of US$0.000001 per share by the taking of the following steps (together the “Share Capital Reduction and Reorganization”):

(i)	the par value of each issued and outstanding Class A ordinary share of US$0.0625 par value each and each issued and outstanding Class B ordinary share of US$0.0625 par value each in the share capital of the Company being reduced to US$0.000001 by cancelling US$0.062499 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$0.0625 par value each and Class B ordinary shares of US$0.0625 par value each (the “Capital Reduction”) with the amount deemed to be paid up on each issued and outstanding share of the Company to be US$0.000001 following the Capital Reduction;

(ii)	the credit arising from the Capital Reduction being transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act (Revised), the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(iii)	immediately following the Capital Reduction, each authorised but unissued Class A ordinary share of US$0.0625 par value each being subdivided into 62,500 Class A ordinary shares of US$0.000001 par value each and each authorised but unissued Class B ordinary share of US$0.0625 par value each being subdivided into 62,500 Class B ordinary shares of US$0.000001 par value each (the “Subdivision”); and

(iv)	immediately following the Subdivision, the authorised share capital of the Company being altered by the cancellation of such number of unissued Class A ordinary shares of US$0.000001 par value each and unissued Class B ordinary shares of US$0.000001 par value each that will result in the Company having authorised share capital of US$10,000 divided into 7,500,000,000 Class A ordinary shares with par value of US$0.000001 per share and 2,500,000,000 Class B ordinary shares with par value of US$0.000001 per share.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of at least two-thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Meeting will be required to approve the Share Capital Reduction and Reorganization.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 5, TO APPROVE THE SHARE CAPITAL REDUCTION AND REORGANIZATION AS DESCRIBED IN THIS RESOLUTION 5.

RESOLUTION 6

TO APPROVE THE ADOPTION OF THE FIFTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

General

The Board has determined that it is in the best interests of the Company and its shareholders to adopt the fifth amended and restated memorandum and articles of association of the Company (the “Fifth Amended M&A”), in substitution for, and to the exclusion of, the Company’s then-existing memorandum and articles of association, conditional upon and with effect from the effectiveness of the Share Capital Reduction and Reorganization. The primary purpose of the Fifth Amended M&A is to update the Company’s constitutional documents to reflect the changes to the Company’s authorized share capital structure resulting from the Share Capital Reduction and Reorganization approved under Resolution 4. A form of the Fifth Amended M&A is attached to this Notice as Appendix B.

Background and Purpose

Upon the effectiveness of the Share Capital Reduction and Reorganization, the Company’s existing memorandum and articles of association will no longer accurately reflect the Company’s authorized share capital structure. It is therefore necessary and appropriate to adopt the Fifth Amended M&A simultaneously with, or immediately following, the effectiveness of the Share Capital Reduction and Reorganization, so as to ensure that the Company’s constitutional documents at all times accurately state the authorized share capital of the Company and the rights, restrictions, and par value of each class of ordinary shares. The Fifth Amended M&A gives effect to these updates.

Save as required to reflect the Share Capital Reduction and Reorganization, no other material amendments are being made to the Company’s constitutional documents by the Fifth Amended M&A. The Board does not consider the adoption of the Fifth Amended M&A to result in any adverse variation of the rights of holders of any class of shares, and the rights, restrictions, and entitlements of shareholders in all other respects will remain unchanged.

Conditionality

Resolution 5 is conditional upon and will only take effect if Resolution 4 (the Share Capital Reduction and Reorganization) has been duly passed and effected. If Resolution 4 is not passed or is not effected for any reason, Resolution 5 will not be implemented, and the Company’s then-existing memorandum and articles of association will continue to remain in force without amendment.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the adoption of the Fifth Amended M&A except to the extent of their ownership of Ordinary Shares.

The adoption of the Fifth Amended M&A must be approved by a special resolution, which requires the affirmative vote of at least two-thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting. The resolution to be considered and voted upon by shareholders in connection with this proposal is set out below:

6.	IT IS HEREBY RESOLVED, as a special resolution, that:

subject to and immediately following the Share Capital Reduction and Reorganization being effected, the Company adopt the fifth amended and restated memorandum and articles of association (a copy of which is attached hereto as Appendix B) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Reduction and Reorganization.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of at least two-thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Meeting will be required to approve the adoption of the Fifth Amended M&A.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 6, TO APPROVE THE ADOPTION OF THE FIFTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY AS DESCRIBED IN THIS RESOLUTION 6.

RESOLUTION 7

TO APPROVE THE SHARE CONSOLIDATION

General

The Board believes that it is in the best interests of the Company and the shareholders, and is hereby soliciting shareholder approval, to approve the Share Consolidation.

The Share Consolidation(s) must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the 2026 Extraordinary Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative.

Upon the determination of the specific ratio by the Board, thereby effectuating the Share Consolidation(s), the Share Consolidation(s) will be implemented simultaneously for all shares of the Company, and the Share Consolidation(s) will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Class A Ordinary Shares

The Share Consolidation does not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Share Consolidation, the CUSIP number of our Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Class A Ordinary Shares) will be updated.

Fractional Shares

No fractional shares will be issued to any shareholders in connection with the Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that resulted from the Share Consolidation. There will be additional Class A Ordinary Shares issued as round-up shares.

Reasons for the Share Consolidation

The Board believes that the increased market price of our Class A Ordinary Shares as a result of implementing the Share Consolidation could improve the marketability and liquidity of our Class A Ordinary Shares and may encourage interest and trading in our Class A Ordinary Shares. The Share Consolidation would allow a broader range of institutions to invest in our Class A Ordinary Shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our Class A Ordinary Shares. The Share Consolidation could help increase analyst and broker interest in the Class A Ordinary Shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Class A Ordinary Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Determination of the Ratio for the Share Consolidation

In determining the combination ratio to use, the Company considered numerous factors, including the historical and projected performance of our Ordinary Shares, the effect of the consolidation ratio on our compliance with other Nasdaq listing requirements, prevailing market conditions and general economic trends, and will place emphasis on the expected closing price of our Ordinary Shares in the period following the effectiveness of the Share Consolidation. The Company also considered the impact of the consolidation ratios on investor interest.

Post-Share Consolidation

Once the Company determines to carry out the Share Consolidation, each shareholder will own a reduced number of shares of the Company. Except for adjustments that may result from the treatment of fractional shares as described above, the Share Consolidation will affect all shareholders uniformly. The proportionate voting rights and other rights and preferences of the shareholders will not be affected by the Share Consolidation (other than as a result of the payment of cash in lieu of fractional shares). For example, a holder of 2% of the voting power of the outstanding shares of our Ordinary Shares immediately prior to a Share Consolidation will continue to hold 2% of the voting power of the outstanding shares of our Ordinary Shares immediately after such Share Consolidation. The number of shareholders of record also will not be affected by the proposed Share Consolidation.

There were 2,865,936 Class A Ordinary Shares and 139,942 Class B Ordinary Shares issued and outstanding as of the Record Date. The following table contains approximate number of issued and outstanding Ordinary Shares immediately following Share Consolidation(s) at the cumulative ratios of 25-1, 100-1, 500-1 for illustrative purposes.

	Shares of Stock Outstanding
	Before Share Consolidation	Post Share Consolidation Ratio of 25 to 1	Post Share Consolidation Ratio of 100 to 1	Post Share Consolidation Ratio of 500 to 1
Class A Ordinary Shares	2,865,936	114,638	28,660	5,732
Class B Ordinary Shares	139,942	5,598	1,400	280
Total Shares	3,005,878	120,236	30,060	6,012

Book-Entry Shares

Shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Share Consolidation. Shareholders who hold uncertificated shares as direct owners will be sent a statement of holding from our transfer agent that indicates the number of post-Share Consolidation Ordinary Shares owned in book-entry form.

Certificated Shares

As soon as practicable after the effective time of the Share Consolidation, shareholders will be notified that the Share Consolidation has been effected. Our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation shares in exchange for certificates representing post-consolidation shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificate will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will be automatically exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Share Consolidation will not affect the share capital account on our balance sheet. The stated capital component will be reduced proportionately based upon the Share Consolidation and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. Immediately after the Share Consolidation, the per share net income or loss and net book value of our Ordinary Shares will be increased because there will be fewer shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Share Consolidation, our Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

 Material United States Federal Income Tax Consequences of the Share Consolidation

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Share Consolidation.

 Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares.

Right to Abandon Share Consolidation

The Board may, in its sole discretion, choose not to proceed with the Share Consolidation, even if shareholders have voted in favor of this proposal. If this occurs, it will not affect the effectiveness of the other proposals.

Resolutions

The resolutions be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to consolidating the authorized share capital of the Company are:

7.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

(a)	conditional upon the approval of the board of directors of the Company (“Board”), the consolidation of every issued and unissued class A ordinary shares and/or class B ordinary shares of the Company at any one time or multiple times during a period of up to 2 calendar years from the date of this Meeting, at the exact consolidation ratio and effective date (“Effective Date”) as the Board may determine from time to time be and is hereby approved; provided that for each such share consolidation (the “Share Consolidation”, or the “Share Consolidations”), the consolidation ratio shall not be less than two-for-one (2:1) and no more than twenty-five-for-one (25:1) and the cumulative consolidation ratio for all such Share Consolidation(s) shall not exceed six hundred twenty five-for-one (625:1), with such consolidated shares having the same rights and being subject to the same restrictions (save as to par value) as the existing shares of such class as set out in the Company’s memorandum and articles of association in effect at the time of the Effective Date(s), and any fractional shares created as a result of the Share Consolidation(s) would be rounded up to the nearest whole share; and

(b)	the Board is authorized to implement one or more Share Consolidations during the 2 calendar years period from the date of this Meeting or elect not to implement any Share Consolidation, at its absolute and sole discretion.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Share Consolidation.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 7, TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S SHARES AS DESCRIBED IN THIS RESOLUTION 7.

RESOLUTION 8

TO APPROVE THE ADOPTION OF A FURTHER AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION TO REFLECT THE SHARE CONSOLIDATION

General

The Board has determined that it is in the best interests of the Company and its shareholders to adopt a further amended and restated memorandum and articles of association (the “Further Amended M&A”), in substitution for, and to the exclusion of, the Company’s then-existing memorandum and articles of association, conditional upon and with effect from the effectiveness of any Share Consolidation implemented pursuant to Resolution 7. The primary purpose of the Further Amended M&A is to update the Company’s constitutional documents to reflect the changes to the Company’s authorized share capital structure resulting from any Share Consolidation.

Background and Purpose

Resolution 7 authorizes the Board, at its absolute and sole discretion, to implement one or more Share Consolidations at any time or multiple times during a period of up to 2 calendar years from the date of the Extraordinary Meeting, at such consolidation ratio (not less than 2:1 and not more than 25:1 per consolidation, and not exceeding 625:1 on a cumulative basis) and on such effective date as the Board may determine. Upon any Share Consolidation being effected, the Company’s then-existing memorandum and articles of association will need to be updated to accurately reflect the post-consolidation authorized share capital of the Company, including the revised par values and number of shares of each class.

It is therefore necessary and appropriate that shareholders authorize the adoption of a further amended and restated memorandum and articles of association to take effect simultaneously with, or immediately following, the effectiveness of each Share Consolidation, so as to ensure that the Company’s constitutional documents at all times accurately state the authorized share capital of the Company and the rights, restrictions, and par values of each class of ordinary shares. Save as required to reflect the Share Consolidation, no other material amendments will be made to the Company’s constitutional documents by the Further Amended M&A.

Conditionality

Resolution 8 is conditional upon and will only take effect if a Share Consolidation pursuant to Resolution 7 has been duly effected. If no Share Consolidation is implemented pursuant to Resolution 7, Resolution 8 will not be implemented, and the Company’s then-existing memorandum and articles of association will continue to remain in force without amendment.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the adoption of the Further Amended M&A except to the extent of their ownership of Ordinary Shares.

The adoption of the Further Amended M&A must be approved by a special resolution, which requires the affirmative vote of at least two-thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting. The resolution to be considered and voted upon by shareholders in connection with this proposal is set out below:

8.	IT IS HEREBY RESOLVED, as a special resolution that,

subject to and immediately following any Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of at least two-thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the adoption of a Further Amended and Restated Memorandum and Articles of Association of the Company.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 8, TO APPROVE THE ADOPTION OF A FURTHER AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY AS DESCRIBED IN THIS RESOLUTION 8.

RESOLUTION 9

TO APPROVE THE CLASS B ORDINARY SHARES INCENTIVE PLAN

General

The Board has determined that it is in the best interests of the Company and its shareholders to adopt a Class B Ordinary Shares incentive plan (the “Class B Incentive Plan”) to incentivize and retain key personnel who are or may be instrumental to the growth and development of the Company. The Board believes that the grant of incentive awards over Class B Ordinary Shares will align the long-term interests of eligible participants with those of the Company’s shareholders, and will enable the Company to attract and retain individuals of the highest caliber.

Background and Purpose

The Class B Incentive Plan will provide the Board with the authority to grant incentive awards in respect of Class B Ordinary Shares to such eligible participants (which may include directors, officers, employees, consultants, and advisors of the Company and its subsidiaries and affiliates) as the Board may from time to time determine, in accordance with the terms and conditions of the Class B Incentive Plan.

Incentive awards granted under the Class B Incentive Plan will entitle eligible participants to acquire Class B Ordinary Shares on terms to be determined by the Board in accordance with the Class B Incentive Plan. The Class B Incentive Plan is intended to supplement, and not replace, the Company’s existing equity incentive arrangements.

The Board is of the view that the adoption of the Class B Incentive Plan is appropriate in the context of the Variation of Class B Ordinary Shares Rights (Resolution 2) and the overall restructuring of the Company’s capital and governance arrangements, and that the Class B Incentive Plan will support the Company’s ability to incentivize and retain senior personnel who are critical to its long-term strategic objectives.

Summary of the Class B Incentive Plan

The Class B Incentive Plan, comprising a pool of 600,000 Class B Ordinary Shares, to be issued in two tranches as set forth below, a copy of the which is attached in Appendix C hereto:

Initial Tranche — 300,000 Class B Ordinary Shares

Based on the Company’s operating performance during the period from January 1, 2025 to June 30, 2026 and the contributions of the relevant management and executive team members, the Company proposes to grant 300,000 Class B Ordinary Shares as a performance-based equity award in respect of services rendered during the period from 1 January 2025 to 30 June 2026. The proposed allocation of the initial 300,000 Class B Ordinary Shares is as follows:

Recipients	Class B Ordinary Shares Allocated
Wei Dai	70,000
Zhou Yingsheng	70,000
Liao Hongmei	70,000
Xu Ruilin	90,000

Vesting Schedule — Initial 300,000 Class B Ordinary Shares:

Of the initial 300,000 Class B Ordinary Shares, 25% (i.e., 75,000 Class B Ordinary Shares) shall be immediately convertible upon issuance in accordance with the Fourth Amended and Restated Memorandum and Articles of Association of the Company or the then effective memorandum and articles of association of the Company, subject to applicable corporate approval, legal review, accounting review and disclosure requirements. The remaining 75% (225,000 shares) shall not carry immediate conversion rights and shall instead vest in three equal instalments of 25% each (75,000 shares per instalment) upon satisfaction of the following performance milestones:

●	Milestone 1 (25% / 75,000 shares): Completion of delivery of the remaining 5,000 units of TK-D2 products.

●	Milestone 2 (25% / 75,000 shares): Completion of software system testing and readiness for commercial deployment.

●	Milestone 3 (25% / 75,000 shares): Completion of the TK-D3 prototype.

Remaining Tranche — 300,000 Class B Ordinary Shares (2026-2027):

The remaining 300,000 Class B Ordinary Shares of the 600,000 Class B Ordinary Shares share incentive pool are proposed to be issued in two annual tranches: 150,000 Class B Ordinary Shares in the year ending December 31, 2026, and 150,000 Class B Ordinary Shares in the year ending December 31, 2027. Each annual tranche shall be subject to a comprehensive performance assessment conducted by the compensation committee of the Company (the “Compensation Committee”), based on the following weighted criteria:

Performance Criterion	Weight
Revenue quality and contract performance	30%
Profitability and gross margin quality	25%
Cost and budget control	15%
Cash collection and accounts receivable risk	15%
Strategic, product, and compliance milestones	15%

Each annual tranche shall be evaluated based on the Company’s actual operational results for the relevant period, with reference to delivery performance, revenue recognition quality, profitability and cost controls, cash collections, product commercialization progress, audit support, and compliance with applicable requirements for public companies. Following its annual assessment, the Compensation Committee may recommend full issuance, partial issuance, or no issuance of the relevant annual tranche, and shall submit its recommendation to the Board of Directors for final approval.

Potential Dilution and Voting Impact

Shareholders should carefully consider the potential impact of the Class B Ordinary Shares Incentive Plan on the Company's capital structure, voting control and potential future dilution.

As of the Record Date, the Company had 2,865,936 Class A Ordinary Shares and 139,942 Class B Ordinary Shares issued and outstanding. If the full reserve of 600,000 Class B Ordinary Shares under the Class B Ordinary Shares Incentive Plan is granted and issued, the total number of outstanding Class B Ordinary Shares would increase to 739,942, representing an increase of approximately 429% in the number of outstanding Class B Ordinary Shares compared to the Record Date.

If Resolution 2 (Variation of Class B Ordinary Shares Rights) is approved, each outstanding Class B Ordinary Share will be entitled to 200 votes. Assuming no other changes to the Company's outstanding share capital, the issuance of the initial 300,000 Class B Ordinary Shares under the Class B Ordinary Shares Incentive Plan would increase the aggregate voting power represented by the Class B Ordinary Shares from approximately 90.7% to approximately 96.8% of the Company's total voting power. If all 600,000 Class B Ordinary Shares reserved under the Class B Ordinary Shares Incentive Plan are issued, the Class B Ordinary Shares would represent approximately 98.1% of the Company's aggregate voting power, in each case assuming no other changes to the Company's outstanding share capital.

Under the proposed Fourth Amended and Restated Memorandum and Articles of Association, each Class B Ordinary Share will be convertible, at the election of its holder, into 200 Class A Ordinary Shares. Accordingly, the issuance of the initial 300,000 Class B Ordinary Shares under the Class B Ordinary Shares Incentive Plan would permit the issuance of up to 60,000,000 Class A Ordinary Shares upon conversion, while the issuance of the full 600,000 Class B Ordinary Shares reserved under the Class B Ordinary Shares Incentive Plan would permit the issuance of up to 120,000,000 Class A Ordinary Shares upon full conversion of such Class B Ordinary Shares, in each case subject to adjustment pursuant to the Company's constitutional documents.

The issuance of Class B Ordinary Shares under the Class B Ordinary Shares Incentive Plan will immediately increase the voting power of the holders of such Class B Ordinary Shares upon issuance, regardless of whether such shares are ever converted into Class A Ordinary Shares. Accordingly, the increase in voting control described above would occur upon issuance of the Class B Ordinary Shares and is not dependent upon any future conversion into Class A Ordinary Shares.

Any future issuance of Class B Ordinary Shares under the Class B Ordinary Shares Incentive Plan, and any subsequent conversion of such Class B Ordinary Shares into Class A Ordinary Shares, may substantially dilute the economic ownership of existing holders of Class A Ordinary Shares and further concentrate voting control in the holders of Class B Ordinary Shares.

Approval of the Class B Ordinary Shares Incentive Plan does not require the Company to issue all 600,000 Class B Ordinary Shares reserved under the plan. The timing, amount and recipients of future awards will be determined by the Board or the Compensation Committee, as applicable, in accordance with the terms of the Class B Ordinary Shares Incentive Plan and subject to applicable corporate approvals, the Nasdaq Listing Rules, applicable law and the Company's disclosure obligations.

The foregoing percentages and share amounts are presented for illustrative purposes only and assume that no additional Class A Ordinary Shares or Class B Ordinary Shares are issued, repurchased, converted or otherwise become outstanding after the Record Date, except as described above.

Interests of Directors and Executive Officers

Our directors and executive officers may be eligible participants under the Class B Incentive Plan and therefore have an interest in the approval of this proposal. Each such director or executive officer’s interest is limited to their potential eligibility to receive incentive awards under the Class B Incentive Plan.

The adoption of the Class B Incentive Plan must be approved by an ordinary resolution, which requires the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting. The resolution to be considered and voted upon by shareholders in connection with this proposal is set out below:

9.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

the Class B Ordinary Shares Incentive Plan, in the form attached hereto as Appendix C, be and is hereby approved and adopted, and the Board be and is hereby authorized to do all such acts and things and to execute all such documents as may be necessary or desirable to give effect to the adoption of the Class B Ordinary Shares Incentive Plan, including the grant of incentive awards to eligible participants thereunder and the issue of Class B Ordinary Shares pursuant to any such awards, subject to and in accordance with the terms of the Class B Ordinary Shares Incentive Plan.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Class B Incentive Plan.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 9, TO APPROVE THE CLASS B ORDINARY SHARES INCENTIVE PLAN AS DESCRIBED IN THIS RESOLUTION 9.

OTHER MATTERS

We know of no other matters to be submitted to the Extraordinary Meeting.

By Order of the Board of Directors,

/s/ Ruilin Xu
Ruilin Xu
Chairman
Date: July 24, 2026

Appendix A

Fourth Amended and Restated Articles and Memorandum of Association

Companies Act (Revised)

Company Limited by Shares

Nexpu Ltd.

FOURTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

(Adopted by special resolution passed on [DATE] and

effective from [DATE])

Companies Act (Revised)

Company Limited by Shares

Fourth Amended and Restated Memorandum of Association

of

Nexpu Ltd.

(Adopted by special resolution passed on [DATE] and
effective from [Date])

1	The name of the Company is Nexpu Ltd..

2	The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised);or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The share capital of the Company is USD625,000,000 divided into (i) 7,500,000,000 class A ordinary shares of par value USD0.0625 each and (ii) 2,500,000,000 class B ordinary shares of par value USD0.0625 each. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares; and

(b)	to increase or reduce its capital; and

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised)

Company Limited by Shares

Nexpu Ltd.

FOURTH AMENDED AND RESTATED

ARTICLES of association

(Adopted by special resolution passed on [DATE] and
effective from [Date])

CONTENTS

1	Definitions, interpretation and exclusion of Table A	1
Definitions		1
Interpretation		4
Exclusion of Table A Articles		5

2	Shares	5
Power to issue Shares and options, with or without special rights		5
Rights of Shares		6
Power to issue fractions of a Share		8
Power to pay commissions and brokerage fees		8
Trusts not recognised		8
Power to vary class rights		8
Effect of new Share issue on existing class rights		9
Capital contributions without issue of further Shares		9
No bearer Shares or warrants		10
Treasury Shares		10
Rights attaching to Treasury Shares and related matters		10
Register of Members		10

3	Share certificates	11
Issue of share certificates		11
Renewal of lost or damaged share certificates		11

4	Lien on Shares	12
Nature and scope of lien		12
Company may sell Shares to satisfy lien		12
Authority to execute instrument of transfer		12
Consequences of sale of Shares to satisfy lien		13
Application of proceeds of sale		13

5	Calls on Shares and forfeiture	13
Power to make calls and effect of calls		13
Time when call made		14
Liability of joint holders		14
Interest on unpaid calls		14
Deemed calls		14
Power to accept early payment		14
Power to make different arrangements at time of issue of Shares		15
Notice of default		15
Forfeiture or surrender of Shares		15
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender		15
Effect of forfeiture or surrender on former Member		16
Evidence of forfeiture or surrender		16
Sale of forfeited or surrendered Shares		16

i

6	Transfer of Shares	17
Form of transfer		17
Power to refuse registration		17
Notice of refusal to register		17
Power to suspend registration		17
Fee, if any, payable for registration		17
Company may retain instrument of transfer		17

7	Transmission of Shares	17
Persons entitled on death of a Member		17
Registration of transfer of a Share following death or bankruptcy		18
Indemnity		18
Rights of person entitled to a Share following death or bankruptcy		18

8	Alteration of capital	19
Increasing, consolidating, converting, dividing and cancelling share capital		19
Dealing with fractions resulting from consolidation of Shares		19
Reducing share capital		20

9	Redemption and purchase of own Shares	20
Power to issue redeemable Shares and to purchase own Shares		20
Power to pay for redemption or purchase in cash or in specie		20
Effect of redemption or purchase of a Share		21

10	Meetings of Members	21
Power to call meetings		21
Content of notice		22
Period of notice		22
Persons entitled to receive notice		23
Publication of notice on a website		23
Time a website notice is deemed to be given		23
Required duration of publication on a website		23
Accidental omission to give notice or non-receipt of notice		23

11	Proceedings at meetings of Members	24
Quorum		24
Lack of quorum		24
Use of technology		24
Chairman		25
Right of a director to attend and speak		25
Adjournment, postponement and cancellation		25
Method of voting		26
Taking of a poll		26
Chairman’s casting vote		26
Amendments to resolutions		26
Written resolutions		26
Sole-member company		27

ii

12	Voting rights of Members	27
Right to vote		27
Rights of joint holders		28
Representation of corporate Members		28
Member with mental disorder		28
Objections to admissibility of votes		29
Form of proxy		29
How and when proxy is to be delivered		30
Voting by proxy		31

13	Number of directors	31

14	Appointment, disqualification and removal of directors	31
First directors		31
No age limit		31
Corporate directors		31
No shareholding qualification		31
Appointment of directors		32
Removal of directors		32
Resignation of directors		32
Termination of the office of director		33

15	Alternate directors	33
Appointment and removal		33
Notices		34
Rights of alternate director		34
Appointment ceases when the appointor ceases to be a director		35
Status of alternate director		35
Status of the director making the appointment		35

16	Powers of directors	35
Powers of directors		35
Appointments to office		35
Remuneration		36
Disclosure of information		37

17	Delegation of powers	37
Power to delegate any of the directors’ powers to a committee		37
Power to appoint an agent of the Company		37
Power to appoint an attorney or authorised signatory of the Company		38
Power to appoint a proxy		38

iii

18	Meetings of directors	38
Regulation of directors’ meetings		38
Calling meetings		39
Notice of meetings		39
Period of notice		39
Use of technology		39
Place of meetings		39
Quorum		39
Voting		39
Validity		40
Recording of dissent		40
Written resolutions		40
Sole director’s minute		40

19	Permissible directors’ interests and disclosure	41
Permissible interests subject to disclosure		41
Notification of interests		41
Voting where a director is interested in a matter		42

20	Minutes	42

21	Accounts and audit	42
Accounting and other records		42
No automatic right of inspection		42
Sending of accounts and reports		42
Time of receipt if documents are published on a website		43
Validity despite accidental error in publication on website		43
When accounts are to be audited		43

22	Financial year	44

23	Record dates	44

24	Dividends	44
Declaration of dividends by Members		44
Payment of interim dividends and declaration of final dividends by directors		44
Apportionment of dividends		45
Right of set off		45
Power to pay other than in cash		45
How payments may be made		46
Dividends or other moneys not to bear interest in absence of special rights		46
Dividends unable to be paid or unclaimed		46

25	Capitalisation of profits	47
Capitalisation of profits or of any share premium account or capital redemption reserve		47
Applying an amount for the benefit of members		47

26	Share premium account	48
Directors to maintain share premium account		48
Debits to share premium account		48

iv

27	Seal	48
Company seal		48
Duplicate seal		48
When and how seal is to be used		48
If no seal is adopted or used		49
Power to allow non-manual signatures and facsimile printing of seal		49
Validity of execution		49

28	Indemnity	49
Indemnity		49
Release		50
Insurance		50

29	Notices	51
Form of notices		51
Electronic communications		51
Persons authorised to give notices		51
Delivery of written notices		51
Joint holders		52
Signatures		52
Evidence of transmission		52
Giving notice to a deceased or bankrupt Member		52
Date of giving notices		53
Saving provision		53

30	Authentication of Electronic Records	53
Application of Articles		53
Authentication of documents sent by Members by Electronic means		54
Authentication of document sent by the Secretary or Officers of the Company by Electronic means		54
Manner of signing		55
Saving provision		55

31	Transfer by way of continuation	55

32	Winding up	56
Distribution of assets in specie		56
No obligation to accept liability		56
The directors are authorised to present a winding up petition		56

33	Amendment of Memorandum and Articles	56
Power to change name or amend Memorandum		56
Power to amend these Articles		56

v

Companies Act (Revised)

Company Limited by Shares

Fourth Amended and Restated Articles of Association

of

Nexpu Ltd. (Adopted by special resolution passed on [DATE]and effective from [Date])

1	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Act means the Companies Act (Revised).

Articles means, as appropriate:

(a)	these Articles of Association as amended from time to time: or

(b)	two or more particular Articles of these Articles;

and Article refers to a particular Article of these Articles.

Business Day means a day other than a public holiday in the place where the Company’s registered office is located, a Saturday or a Sunday.

Class A Shares means the class A ordinary shares of the Company with a par value of USD0.0625 each, which have the rights set forth in the Memorandum and these Articles.

Class B Shares means the class B ordinary shares of the Company with a par value of USD0.0625 each, which have the rights set forth in the Memorandum and these Articles.

Clear Days, in relation to a period of notice, means that period excluding:

(a)	the day when the notice is given or deemed to be given; and

(b)	the day for which it is given or on which it is to take effect.

Company means the above-named company.

Conversion Date means in respect of a Conversion Notice means the day on which that Conversion Notice is delivered.

Conversion Notice means a written notice delivered to the Company at its office (and as otherwise stated therein) stating that a holder of Class B Shares elects to convert the number of Class B Shares specified therein pursuant to Article 2.6(a).

Conversion Number in relation to any Class B Shares, such number of Class A Shares as may, upon exercise of the Conversion Right, be issued at the Conversion Rate.

Conversion Rate in relation to the conversion of Class B Shares to Class A Shares means, at any time, on a 1:200 basis (ie. one (1) Class B Ordinary Share for every two hundred (200) Class A Ordinary Shares). The foregoing Conversion Rate shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

Conversion Right in respect of a holder of Class B Shares, subject to the provisions of these Articles and to any applicable fiscal or other laws or regulations including the Act, to convert all or any of its Class B Shares into the Conversion Number of Class A Shares in its discretion.

Default Rate means 10% (ten per cent) per annum.

Designated Stock Exchanges means the Nasdaq Capital Market in the United States of America for so long as any class of the Company’s Shares are there listed and any other stock exchange on which any class of the Company’s Shares are listed for trading.

Directors means the directors for the time being of the Company and the expression Director shall be construed accordingly.

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised).

Electronic Communication Facilities means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other.

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised).

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised).

Fully Paid and Paid Up:

(c)	in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth;

(d)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth.

Islands means the British Overseas Territory of the Cayman Islands.

Member means any person or persons entered on the register of members from time to time as the holder of a Share.

Memorandum means the Memorandum of Association of the Company as amended from time to time.

Officer means a person appointed to hold an office in the Company; and the expression includes a director, alternate director or liquidator, but does not include the Secretary.

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members who (being entitled to do so) vote in person or by proxy or, in the case of corporations, by their duly authorised representatives, at that meeting. The expression also includes a unanimous written resolution.

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary.

Share means a Class A Share or a Class B Share in the share capital of the Company; and the expression:

(e)	includes stock (except where a distinction between shares and stock is expressed or implied); and

(f)	where the context permits, also includes a fraction of a share.

Special Resolution means a resolution of a general meeting or a resolution of a meeting of the holders of any class of Shares in a class meeting duly constituted in accordance with the Articles in each case passed by a majority of not less than two-thirds of the votes cast by, or on behalf of, Members who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the Members entitled to vote at such meeting.

Treasury Shares means Shares of the Company held in treasury pursuant to the Act and Article 2.16.

Virtual Meeting means any general meeting of the Members at which the Members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Electronic Communication Facilities.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

(j)	The term present means, in respect of any person attending a meeting, such person’s presence at a general meeting of Members (or any meeting of the holders of any class of Shares), which may be satisfied by means of such person or, if a corporation or other non-natural person, its duly authorized representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Electronic Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Electronic Communication Facilities.

Exclusion of Table A Articles

1.3	The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Shares

Power to issue Shares and options, with or without special rights

2.1	Subject to the provisions of the Act and the Articles about the redemption and purchase of the Company’s own Shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

2.2	Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:

(a)	either at a premium or at par;

(b)	with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

2.3	Without limitation to the two preceding Articles,

(a)	the Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company at such times and on such terms and conditions as the Directors may decide;

(b)	the Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

Rights of Shares

2.4	The holders of Class A Shares, subject to these Articles, shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the Board may from time to time declare; and

(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company in accordance with Article 32.1;

(d)	not have any conversion rights and the Class A Shares are not convertible into shares of any other class; and

(e)	generally be entitled to enjoy all of the rights attaching to shares.

2.5	The holders of Class B Shares, subject to these Articles, shall:

(a)	be entitled to two hundred (200) votes per share;

(b)	be entitled to such dividends as the Board may from time to time declare; and

(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company in accordance with Article 32.1;

(d)	have conversion rights in accordance with Article 2.6; and

(e)	generally be entitled to enjoy all of the rights attaching to shares.

2.6	Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act, a holder of Class B Shares shall have the Conversion Right in respect of each Class B Share in its holding. For the avoidance of doubt, a holder of Class A Shares shall have no rights to convert Class A Shares into Class B Shares under any circumstances. The mechanics applicable for the conversion of Class B Shares into Class A Shares are set out in the following paragraphs:

(a)	Each Class B Share shall be converted at the option of the holder, at any time after issuance and without the payment of any additional sum, into such Conversion Number of fully paid Class A Shares calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Shares and/or such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Shares requesting conversion.

(b)	On the Conversion Date, subject to the Act, any conversion of Class B Shares into Class A Shares pursuant to these Articles shall be effected by repurchasing the relevant Class B Shares and in consideration therefor issuing fully-paid Class A Shares in equal number with such rights and restrictions attached thereto and shall rank pari passu in all respects with the Class A Shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of converted Class B Shares as the holder of the corresponding number of Class A Shares resulting from the conversion of the Class B Shares in, and make any other necessary and consequential changes to, the register of Members and shall procure that certificates in respect of the relevant Class A Shares, together with a new certificate for any unconverted Class B Shares comprised in the certificate(s) surrendered by the holder of the Class B Shares, are issued to the holders thereof. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the conversion of the relevant Class B Shares into Class A Shares.

(i)	Until such time as the Class B Shares have been converted into Class A Shares, the Company shall:

(A)	at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued share capital, such number of authorised but unissued Class A Shares as would enable all Class B Shares to be converted into Class A Shares and any other rights of conversion into, subscription for or exchange into Class A Shares to be satisfied in full; and

(B)	not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Shares to Class A Shares it would be required to issue Class A Shares at a price lower than the par value thereof.

2.7	For the avoidance doubt, the Class B Ordinary Shares may be transferred by their respective holder to any person or entity (whether or not being an affiliate of such holder) and there shall be no conversion of such transferred Class B Ordinary Shares into Class A Ordinary Shares upon any abovesaid transfer. No conversion of Class B Shares into Class A Shares shall occur solely as a consequence of any sale, transfer, assignment or disposition of Class B Shares and the rights attaching to Class B Shares shall remain unchanged upon transfer, except as otherwise provided in these Articles.

Power to issue fractions of a Share

2.8	Subject to the Act, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees

2.9	The Company may pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional for any Shares in the Company. That commission may be satisfied by the payment of cash or the allotment of Fully Paid or partly-paid Shares or partly in one way and partly in another.

2.10	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

2.11	Except as required by law:

(a)	no person shall be recognised by the Company as holding any Share on any trust; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Power to vary class rights

2.12	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding two thirds of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

The rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the Company’s consolidation and division of only one class of Shares, without consolidating or dividing any other class of Shares.

2.13	For the purpose of paragraph (b) of the preceding Article, all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class.

2.14	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

Effect of new Share issue on existing class rights

2.15	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Capital contributions without issue of further Shares

2.16	With the consent of a Member, the directors may accept a voluntary contribution to the capital of the Company from that Member without issuing Shares in consideration for that contribution. In that event, the contribution shall be dealt with in the following manner:

(a)	It shall be treated as if it were a share premium.

(b)	Unless the Member agrees otherwise:

(i)	if the Member holds Shares in a single class of Shares - it shall be credited to the share premium account for that class of Shares;

(ii)	if the Member holds Shares of more than one class - it shall be credited rateably to the share premium accounts for those classes of Shares (in the proportion that the sum of the issue prices for each class of Shares that the Member holds bears to the total issue prices for all classes of Shares that the Member holds).

(c)	It shall be subject to the provisions of the Act and these Articles applicable to share premiums.

No bearer Shares or warrants

2.17	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.18	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)	the directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.19	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

2.20	The Company shall be entered in the Register as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.21	Nothing in the preceding Article prevents an allotment of Shares as fully paid bonus shares in respect of a Treasury Share and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.22	Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the directors determine.

Register of Members

2.23	The Directors shall keep or cause to be kept a register of Members as required by the Act and may cause the Company to maintain one or more branch registers as contemplated by the Act, provided that where the Company is maintaining one or more branch registers, the Directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of Members and updated within such number of days of any amendment having been made to such branch register as may be required by the Act.

2.24	The title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with section 40B of the Act.

3	Share certificates

Issue of share certificates

3.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. If the Directors resolve that share certificates shall be issued, upon being entered in the register of Members as the holder of a Share, the Directors may issue to any Member:

(a)	without payment, one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the directors may determine for every certificate after the first, several certificates each for one or more of that Member’s Shares.

3.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine.

3.3	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

3.4	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any, for issuing a replacement share certificate as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

4	Lien on Shares

Nature and scope of lien

4.1	The Company has a first and paramount lien on all Shares (whether Fully Paid or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all moneys payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those moneys are presently payable.

4.2	At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

4.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within 14 Clear Days after that notice is deemed to be given under these Articles.

4.4	The Shares may be sold in such manner as the directors determine.

4.5	To the maximum extent permitted by law, the directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

4.6	To give effect to a sale, the directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee of the Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

4.7	On a sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the register of members as the holder of those Shares; and

(b)	that person shall deliver to the Company for cancellation the certificate for those Shares.

Despite this, that person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.8	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Shares have been sold:

(a)	if no certificate for the Shares was issued, at the date of the sale; or

(b)	if a certificate for the Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Shares before the sale.

5	Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1	Subject to the terms of allotment, the directors may make calls on the Members in respect of any moneys unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Liability of joint holders

5.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

5.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The directors may waive payment of the interest wholly or in part.

Deemed calls

5.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

5.9	Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10	If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued;

(c)	any expenses which have been incurred by the Company due to that person’s default.

5.11	The notice shall state the following:

(a)	the place where payment is to be made; and

(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

5.12	If the notice under the preceding Article is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member

5.14	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the register of members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those moneys before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

The directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.16	A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a director or Secretary of the Company, and

(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

6	Transfer of Shares

Form of transfer

6.1	Subject to the following Articles about the transfer of Shares, a Member may transfer Shares to another person by completing an instrument of transfer, in a common form or in a form approved by the directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and

(b)	where the Shares are partly paid, by or on behalf of that Member and the transferee.

Power to refuse registration

6.2	The directors may refuse to register the transfer of a Share to any person. They may do so in their absolute discretion, without giving any reason for their refusal, and irrespective of whether the Share is Fully Paid or the Company has no lien over it.

Notice of refusal to register

6.3	If the directors refuse to register a transfer of a Share, they must send notice of their refusal to the existing Member within two months after the date on which the transfer was lodged with the Company.

Power to suspend registration

6.4	The directors may suspend registration of the transfer of Shares at such times and for such periods, not exceeding 30 days in any calendar year, as they determine.

Fee, if any, payable for registration

6.5	If the directors so decide, the Company may charge a reasonable fee for the registration of any instrument of transfer or other document relating to the title to a Share.

Company may retain instrument of transfer

6.6	The Company shall be entitled to retain any instrument of transfer which is registered; but an instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

7	Transmission of Shares

Persons entitled on death of a Member

7.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

7.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

7.4	That person must produce such evidence of his entitlement as the directors may properly require.

7.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid, the transferor must execute an instrument of transfer; and

(b)	if the Share is partly paid, the transferor and the transferee must execute an instrument of transfer.

7.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares in the Company.

8	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1	To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares and, where there is more than one class of Shares in the share capital of the Company, the Shareholders may by Ordinary Resolution approve the consolidation and division of only one class of Shares without affecting any other class of Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

8.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the directors may on behalf of those Members:

(a)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); and

(b)	distribute the net proceeds in due proportion among those Members.

For that purpose, the directors may authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

8.3	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

9	Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1	Subject to the Act, and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.2	When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares, or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member’s name shall be removed from the register of members with respect to the Share; and

(c)	the Share shall be cancelled or held as a Treasury Shares, as the directors may determine.

For the purpose of this Article, the date of redemption or purchase is the date when the redemption or purchase falls due.

10	Meetings of Members

Power to call meetings

10.1	The directors may call a general meeting at any time.

10.2	If there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

10.3	The directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

10.4	The requisition must be in writing and given by one or more Members who together hold at least 10% of the rights to vote at such general meeting.

10.5	The requisition must also:

(a)	specify the purpose of the meeting.

(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners.

(c)	be delivered in accordance with the notice provisions.

10.6	Should the directors fail to call a general meeting within 21 Clear Days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

10.7	Without limitation to the foregoing, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more Members who together hold at least 10% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional directors.

10.8	If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Content of notice

10.9	Notice of a general meeting shall specify each of the following:

(a)	the place, the date and the hour of the meeting;

(b)	whether the meeting will be held virtually, at a physical place or both;

(c)	if the meeting is to be held in two or more places (including in any part virtually), the technology that will be used to facilitate the meeting;

(d)	subject to paragraph (e), the general nature of the business to be transacted; and

(e)	if a resolution is proposed as a Special Resolution, the text of that resolution.

10.10	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

10.11	At least five Clear Days’ notice of a general meeting must be given to Members. But a meeting may be convened on shorter notice with the consent of the Member or Members who, individually or collectively, hold at least 90% of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice

10.12	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)	the Members;

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member; and

(c)	the directors.

Publication of notice on a website

10.13	Subject to the Act, a notice of a general meeting may be published on a website providing the recipient is given separate notice of:

(a)	the publication of the notice on the website;

(b)	the place on the website where the notice may be accessed;

(c)	how it may be accessed; and

(d)	the place, date and time of the general meeting.

10.14	If a Member notifies the Company that he is unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member by any other means permitted by these Articles. But this will not affect when that Member is deemed to have received notice of the meeting.

Time a website notice is deemed to be given

10.15	A website notice is deemed to be given when the Member is given notice of its publication.

Required duration of publication on a website

10.16	Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until the conclusion of the meeting to which the notice relates.

Accidental omission to give notice or non-receipt of notice

10.17	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

10.18	In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

11	Proceedings at meetings of Members

Quorum

11.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. A quorum is as follows:

(a)	if the Company has only one Member: that Member;

(b)	if the Company has more than one Member: two Members.

Lack of quorum

11.2	If a quorum is not present within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy shall constitute a quorum.

Use of technology

11.3	A Member entitled to receive notice and attend a meeting will be deemed to be in attendance at such meeting despite their attendance being virtual if adequate facilities are available to ensure that the Member is able to:

(c)	to participate in the business for which the meeting has been convened; and

(d)	to hear all that happens at the meeting (whether by use of microphones, audio visual communications equipment or otherwise); and

(e)	to be heard by all persons present in the same way.

Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

Chairman

11.4	The chairman of a general meeting shall be the chairman of the board or such other director as the directors have nominated to chair board meetings in the absence of the chairman of the board. Absent any such person being present within 15 minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting.

11.5	If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a director to attend and speak

11.6	Even if a director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares in the Company.

Adjournment, postponement and cancellation

11.7	A meeting may be:

(f)	postponed or cancelled prior to the meeting at the discretion of the Directors by written notice provided to all persons entitled to attend the meeting, unless the meeting was requisitioned by Member(s) or otherwise called by Member(s) pursuant to Article 10.7; or

(g)	adjourned, with or without an appointed date for resumption, at any time during the meeting at the discretion of the chairman with the consent of the Member(s) constituting a quorum.

11.8	The chairman must adjourn the meeting if so directed by the Member(s) constituting a quorum at the meeting. No business, however, can be transacted at an adjourned or postponed meeting other than business which might properly have been transacted at the original meeting.

11.9	Should a meeting be adjourned for more than seven Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

11.10	A resolution put to the vote of the meeting shall be decided on a poll.

Taking of a poll

11.11	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a Virtual Meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote

11.12	If the votes on a resolution are equal the chairman may if he wishes exercise a casting vote.

Amendments to resolutions

11.13	An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:

(a)	not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)	the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

11.14	A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution, if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b)	the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.

11.15	If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

Written resolutions

11.16	Members may pass a resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)	all Members entitled so to vote :

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held.

11.17	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

11.18	The directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

Sole-member company

11.19	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

12	Voting rights of Members

Right to vote

12.1	Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting on a poll. Subject to any rights or restrictions for the time being attached to any class or classes of Shares, holders of Class A Shares and Class B Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting and have the same rights except each Class A Share is entitled to one (1) vote and each Class B Share is entitled to two hundred (200) votes.

12.2	Members may vote in person or by proxy.

12.3	An individual who represents two or more Members, including a Member in that individual’s own right, that individual shall be entitled to a separate vote for each Member.

12.4	On a poll a holder of Class A Shares shall have one (1) vote for each Class A Share he holds and a holder of Class B Shares shall have two hundred (200) votes for each Class B Share he holds.

12.5	A fraction of a Share shall entitle its holder to an equivalent fraction of one vote.

12.6	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

12.7	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

12.8	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.9	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

12.10	The authorisation may be for any period of time, and must be delivered to the Company not less than two hours before the commencement of the meeting at which it is first used.

12.11	The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.12	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.13	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

Member with mental disorder

12.14	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Islands or elsewhere) in matters concerning mental disorder may vote, on a poll, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.15	For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

12.16	An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

12.17	An instrument appointing a proxy shall be in any common form or in any other form approved by the directors.

12.18	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member’s authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

12.19	The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.20	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with the Article above about signing proxies; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.21	Subject to the following Articles, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the directors) must be delivered so that it is received by the Company at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

(ii)	to such other place specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

(c)	Notwithstanding Article 12.21(a) and Article 12.21(b), the chairman of the Company may, in any event at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

12.22	If the form of appointment of proxy is not delivered on time, it is invalid.

12.23	When two or more valid but differing appointments of proxy are delivered or received in respect of the same Share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that Share. lf the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that Share.

12.24	The Board may at the expense of the Company send forms of appointment of proxy to the Members by post (that is to say, pre-paying and posting a letter), or by Electronic communication or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of Shares, either blank or nominating as proxy in the alternative any one or more of the Directors or any other person. lf for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the Members entitled to be sent notice of the meeting and to vote at it. The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any Member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

Voting by proxy

12.25	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

13	Number of directors

Unless otherwise determined by Ordinary Resolution, the minimum number of directors shall be one and the maximum number shall be ten. There shall be no directors, however, until the first director is or the first directors are appointed by the subscriber or subscribers to the Memorandum.

14	Appointment, disqualification and removal of directors

First directors

14.1	The first directors shall be appointed in writing by the subscriber or subscribers to the Memorandum.

No age limit

14.2	There is no age limit for directors save that they must be aged at least 18 years.

Corporate directors

14.3	Unless prohibited by law, a body corporate may be a director. If a body corporate is a director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about directors’ meetings.

No shareholding qualification

14.4	Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of his appointment.

Appointment of directors

14.5	A director may be appointed by Ordinary Resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

14.6	Notwithstanding the other provisions of these Articles, in any case where, as a result of death, the Company has no directors and no shareholders, the personal representatives of the last shareholder to have died have the power, by notice in writing to the Company, to appoint a person to be a director. For the purpose of this Article:

(a)	where two or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder;

(b)	if the last shareholder died leaving a will which disposes of that shareholder’s shares in the Company (whether by way of specific gift, as part of the residuary estate, or otherwise):

(i)	the expression personal representatives of the last shareholder means:

(A)	until a grant of probate in respect of that will has been obtained from the Grand Court of the Cayman Islands, all of the executors named in that will who are living at the time the power of appointment under this Article is exercised; and

(B)	after such grant of probate has been obtained, only such of those executors who have proved that will;

(ii)	without derogating from section 3(1) of the Succession Act (Revised), the executors named in that will may exercise the power of appointment under this Article without first obtaining a grant of probate.

14.7	A remaining director may appoint a director even though there is not a quorum of directors.

14.8	No appointment can cause the number of directors to exceed the maximum; and any such appointment shall be invalid.

Removal of directors

14.9	A director may be removed by Ordinary Resolution.

Resignation of directors

14.10	A director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.11	Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of director

14.12	A director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Islands from acting as a director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(d)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(e)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

15	Alternate directors

Appointment and removal

15.1	Any director may appoint any other person, including another director, to act in his place as an alternate director in accordance with the Act. No appointment shall take effect until the director has given notice of the appointment to the other directors. Such notice must be given to each other director by either of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the other director has an email address, by emailing to that address a scanned copy of the notice as a PDF attachment (the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the recipient in readable form. For the avoidance of doubt, the same email may be sent to the email address of more than one director (and to the email address of the Company pursuant to Article 15.4(c)).

15.2	Without limitation to the preceding Article, a director may appoint an alternate for a particular meeting by sending an email to his fellow directors informing them that they are to take such email as notice of such appointment for such meeting. Such appointment shall be effective without the need for a signed notice of appointment or the giving of notice to the Company in accordance with Article 15.4.

15.3	A director may revoke his appointment of an alternate at any time. No revocation shall take effect until the director has given notice of the revocation to the other directors. Such notice must be given by either of the methods specified in Article 15.1.

15.4	A notice of appointment or removal of an alternate director must also be given to the Company by any of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

15.5	All notices of meetings of directors shall continue to be given to the appointing director and not to the alternate.

Rights of alternate director

15.6	An alternate director shall be entitled to attend and vote at any board meeting or meeting of a committee of the directors at which the appointing director is not personally present, and generally to perform all the functions of the appointing director in his absence.

15.7	For the avoidance of doubt:

(a)	if another director has been appointed an alternate director for one or more directors, he shall be entitled to a separate vote in his own right as a director and in right of each other director for whom he has been appointed an alternate; and

(b)	if a person other than a director has been appointed an alternate director for more than one director, he shall be entitled to a separate vote in right of each director for whom he has been appointed an alternate.

15.8	An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director.

Appointment ceases when the appointor ceases to be a director

15.9	An alternate director shall cease to be an alternate director if the director who appointed him ceases to be a director.

Status of alternate director

15.10	An alternate director shall carry out all functions of the director who made the appointment.

15.11	Save where otherwise expressed, an alternate director shall be treated as a director under these Articles.

15.12	An alternate director is not the agent of the director appointing him.

15.13	An alternate director is not entitled to any remuneration for acting as alternate director.

Status of the director making the appointment

15.14	A director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

16	Powers of directors

Powers of directors

16.1	Subject to the provisions of the Act, the Memorandum and these Articles, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.

16.2	No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may by Special Resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office

16.3	The directors may appoint a director:

(a)	as chairman of the board of directors;

(b)	as managing director;

(c)	to any other executive office

for such period and on such terms, including as to remuneration, as they think fit.

16.4	The appointee must consent in writing to holding that office.

16.5	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of directors.

16.6	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the directors may nominate one of their number to act in place of the chairman should he ever not be available.

16.7	Subject to the provisions of the Act, the directors may also appoint any person, who need not be a director:

(a)	as Secretary; and

(b)	to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.

16.8	The Secretary or Officer must consent in writing to holding that office.

16.9	A director, Secretary or other Officer of the Company may not the hold the office, or perform the services, of auditor.

Remuneration

16.10	Every director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at directors’ meetings.

16.11	Until otherwise determined by the Company by Ordinary Resolution, the Directors (other than alternate Directors) shall be entitled to such remuneration by way of fees for their services in the office of Director as the Directors may determine.

16.12	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to him.

16.13	Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

16.14	The directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of members relating to a Member, (and they may authorise any director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)	such disclosure is in compliance with the rules of any stock exchange upon which the Company’s shares are listed; or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

17	Delegation of powers

Power to delegate any of the directors’ powers to a committee

17.1	The directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-directors so long as the majority of those persons are directors.

17.2	The delegation may be collateral with, or to the exclusion of, the directors’ own powers.

17.3	The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

17.4	Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.

Power to appoint an agent of the Company

17.5	The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

17.6	The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under these Articles. The directors may do so by power of attorney or any other manner they think fit.

17.7	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

Power to appoint a proxy

17.8	Any director may appoint any other person, including another director, to represent him at any meeting of the directors. If a director appoints a proxy, then for all purposes the presence or vote of the proxy shall be deemed to be that of the appointing director.

17.9	Articles 15.1 to 15.4 inclusive (relating to the appointment by directors of alternate directors) apply, mutatis mutandis, to the appointment of proxies by directors.

17.10	A proxy is an agent of the director appointing him and is not an officer of the Company.

18	Meetings of directors

Regulation of directors’ meetings

18.1	Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.

Calling meetings

18.2	Any director may call a meeting of directors at any time. The Secretary, if any, must call a meeting of the directors if requested to do so by a director.

Notice of meetings

18.3	Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice. Notice of a board meeting may be given to a Director personally or by word of mouth or given in writing or by Electronic communications at such address as he may from time to time specify for this purpose (or, if he does not specify an address, at his last known address).

Period of notice

18.4	At least five Clear Days’ notice of a meeting of directors must be given to directors. But a meeting may be convened on shorter notice with the consent of all directors.

Use of technology

18.5	A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.6	A director participating in this way is deemed to be present in person at the meeting.

Place of meetings

18.7	If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

Quorum

18.8	The quorum for the transaction of business at a meeting of directors shall be two unless the directors fix some other number or unless the Company has only one director.

Voting

18.9	A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Validity

18.10	Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent

18.11	A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

18.12	The directors may pass a resolution in writing without holding a meeting if all directors sign a document or sign several documents in the like form each signed by one or more of those directors.

18.13	Despite the foregoing, a resolution in writing signed by a validly appointed alternate director or by a validly appointed proxy need not also be signed by the appointing director. But if a written resolution is signed personally by the appointing director, it need not also be signed by his alternate or proxy.

18.14	Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs.

Sole director’s minute

18.15	Where a sole director signs a minute recording his decision on a question, that record shall constitute the passing of a resolution in those terms.

19	Permissible directors’ interests and disclosure

Permissible interests subject to disclosure

19.1	Save as expressly permitted by these Articles or as set out below, a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company.

19.2	If, notwithstanding the prohibition in the preceding Article, a director discloses to his fellow directors the nature and extent of any material interest or duty in accordance with the next Article, he may:

(a)	be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested;

(b)	be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

19.3	Such disclosure may be made at a meeting at a meeting of the board or otherwise (and, if otherwise, it must be made in writing). The director must disclose the nature and extent of his direct or indirect interest in or duty in relation to a transaction or arrangement or series of transactions or arrangements with the Company or in which the Company has any material interest.

19.4	If a director has made disclosure in accordance with the preceding Article, then he shall not, by reason only of his office, be accountable to the Company for any benefit that he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

19.5	For the purposes of the preceding Articles:

(a)	a general notice that a director gives to the other directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

19.6	A director shall not be treated as having an interest in a transaction or arrangement if he has no knowledge of that interest and it is unreasonable to expect the director to have that knowledge.

Voting where a director is interested in a matter

19.7	A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to these Articles. The director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

19.8	Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

20	Minutes

The Company shall cause minutes to be made in books kept for the purpose in accordance with the Act.

21	Accounts and audit

Accounting and other records

21.1	The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

No automatic right of inspection

21.2	Members are only entitled to inspect the Company’s records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by Ordinary Resolution.

Sending of accounts and reports

21.3	The Company’s accounts and associated directors’ report or auditor’s report that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if:

(a)	they are sent to that person in accordance with the notice provisions: or

(b)	they are published on a website providing that person is given separate notice of:

(i)	the fact that publication of the documents has been published on the website;

(ii)	the address of the website; and

(iii)	the place on the website where the documents may be accessed; and

(iv)	how they may be accessed.

21.4	If, for any reason, a person notifies the Company that he is unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under the next Article.

Time of receipt if documents are published on a website

21.5	Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least five Clear Days before the date of the meeting at which they are to be laid if:

(a)	the documents are published on the website throughout a period beginning at least five Clear Days before the date of the meeting and ending with the conclusion of the meeting; and

(b)	the person is given at least five Clear Days’ notice of the hearing.

Validity despite accidental error in publication on website

21.6	If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because:

(a)	those documents are, by accident, published in a different place on the website to the place notified; or

(b)	they are published for part only of the period from the date of notification until the conclusion of that meeting.

When accounts are to be audited

21.7	Unless the directors or the Members, by Ordinary Resolution, so resolve or unless the Act so requires, the Company’s accounts will not be audited. If the Members so resolve, the Company’s accounts shall be audited in the manner determined by Ordinary Resolution. Alternatively, if the directors so resolve, they shall be audited in the manner they determine.

22	Financial year

Unless the directors otherwise specify, the financial year of the Company:

(a)	shall end on 31st December in the year of its incorporation and each following year; and

(b)	shall begin when it was incorporated and on 1st January each following year.

23	Record dates

Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for declaring or paying a dividend or making or issuing an allotment of Shares. The record date may be before or after the date on which a dividend, allotment or issue is declared, paid or made.

24	Dividends

Declaration of dividends by Members

24.1	Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the directors.

Payment of interim dividends and declaration of final dividends by directors

24.2	The directors may pay interim dividends or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

24.3	Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)	Upon declaration of a dividend or dividends described as final by the directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

24.4	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)	The directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

24.5	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

24.6	The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

24.7	If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

How payments may be made

24.8	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

24.9	For the purpose of paragraph (a) of the preceding Article, the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purpose of paragraph (b) of the preceding Article, subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

24.10	If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the register of members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

24.11	Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other moneys not to bear interest in absence of special rights

24.12	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

24.13	If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

24.14	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

25	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve

25.1	The directors may resolve to capitalise:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

(c)	by paying up the amounts unpaid on that Member’s Shares;

(d)	by issuing Fully Paid Shares, debentures or other securities of the Company to that Member or as that Member directs. The directors may resolve that any Shares issued to the Member in respect of partly paid Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain partly paid.

Applying an amount for the benefit of members

25.2	The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

25.3	Subject to the Act, if a fraction of a Share, a debenture, or other security is allocated to a Member, the directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

26	Share premium account

Directors to maintain share premium account

26.1	The directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

26.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Act.

26.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

27	Seal

Company seal

27.1	The Company may have a seal if the directors so determine.

Duplicate seal

27.2	Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

27.3	A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate).

If no seal is adopted or used

27.4	If the directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate); or

(c)	in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

27.5	The directors may determine that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

27.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

28	Indemnity

Indemnity

28.1	To the extent permitted by law, the Company shall indemnify each existing or former Secretary, director (including alternate director), and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Islands or elsewhere.

No such existing or former Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

28.2	To the extent permitted by law, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Secretary or Officer of the Company in respect of any matter identified in paragraph (a) or paragraph (b) of the preceding Article on condition that the Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Secretary or that Officer for those legal costs.

Release

28.3	To the extent permitted by law, the Company may by Special Resolution release any existing or former director (including alternate director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty.

Insurance

28.4	To the extent permitted by law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person’s own dishonesty:

(a)	an existing or former director (including alternate director), Secretary or Officer or auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

29	Notices

Form of notices

29.1	Save where these Articles provide otherwise, any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

29.2	Without limitation to Articles 15.1 to 15.4 inclusive (relating to the appointment and removal by directors of alternate directors) and to Articles 17.8 to 17.10 inclusive (relating to the appointment by directors of proxies), a notice may only be given to the Company in an Electronic Record if:

(a)	the directors so resolve or otherwise accept the notice; and

(b)	any Director or Officer provides the giver of the notice an electronic address to which the notice may be sent and a notice is sent to that address within a reasonable period of time.

29.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

Persons authorised to give notices

29.4	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or company secretary of the Company or a Member.

Delivery of written notices

29.5	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

29.6	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of members.

Signatures

29.7	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

29.8	An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

29.9	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

29.10	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

29.11	A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of Shares shall be deemed to have received due notice of the meeting and, where requisite, of the purposes for which it was called.

Giving notice to a deceased or bankrupt Member

29.12	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

29.13	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

29.14	A notice is given on the date identified in the following table.

Method for giving notices	When taken to be given
Personally	At the time and date of delivery
By leaving it at the member’s registered address	At the time and date it was left
If the recipient has an address within the Islands, by posting it by prepaid post to the street or postal address of that recipient	48 hours after it was posted
If the recipient has an address outside the Islands, by posting it by prepaid airmail to the street or postal address of that recipient	7 Clear Days after posting
By Electronic Record (other than publication on a website), to recipient’s Electronic address	Within 24 hours after it was sent
By publication on a website	See the Articles about the time when notice of a meeting of Members or accounts and reports, as the case may be, are published on a website

Saving provision

29.15	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of directors and written resolutions of Members.

30	Authentication of Electronic Records

Application of Articles

30.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a director or other Officer of the Company, shall be deemed to be authentic if either Article 30.2 or Article 30.4 applies.

Authentication of documents sent by Members by Electronic means

30.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.

30.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 30.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

30.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.

This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

30.5	For example, where a sole director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that director unless Article 30.7 applies.

Manner of signing

30.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

30.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

31	Transfer by way of continuation

31.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

31.2	To give effect to any resolution made pursuant to the preceding Article, the directors may cause the following:

(a)	an application be made to the Registrar of Companies to deregister the Company in the Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

32	Winding up

Distribution of assets in specie

32.1	If the Company is wound up, the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members;

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

32.2	No Member shall be compelled to accept any assets if an obligation attaches to them.

The directors are authorised to present a winding up petition

32.3	The directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

33	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

33.1	Subject to the Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

33.2	Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

Appendix B

Fifth Amended and Restated Articles and Memorandum of Association

Companies Act (Revised)

Company Limited by Shares

Nexpu Ltd.

FIFTH AMENDED AND RESTATED

memorandum of association

(Adopted by special resolution passed on [DATE] and
effective on [DATE])

Companies Act (Revised)

Company Limited by Shares

Fifth Amended and Restated Memorandum of Association

of

Nexpu Ltd.

(Adopted by special resolution passed on [Date] and effective on [DATE])

1	The name of the Company is Nexpu Ltd.

2	The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised);or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The share capital of the Company is USD10,000 divided into (i) 7,500,000,000 class A ordinary shares of par value USD0.000001 each and (ii) 2,500,000,000 class B ordinary shares of par value USD0.000001 each. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares; and

(b)	to increase or reduce its capital; and

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised)

Company Limited by Shares

Nexpu Ltd.

FIFTH AMENDED AND RESTATED

ARTICLES of association

(Adopted by special resolution passed on [Date] and
effective on [DATE])

CONTENTS

1	Definitions, interpretation and exclusion of Table A	1
Definitions		1
Interpretation		4
Exclusion of Table A Articles		5

2	Shares	5
Power to issue Shares and options, with or without special rights		5
Rights of Shares		6
Power to issue fractions of a Share		8
Power to pay commissions and brokerage fees		8
Trusts not recognised		8
Power to vary class rights		8
Effect of new Share issue on existing class rights		9
Capital contributions without issue of further Shares		9
No bearer Shares or warrants		10
Treasury Shares		10
Rights attaching to Treasury Shares and related matters		10
Register of Members		10

3	Share certificates	11
Issue of share certificates		11
Renewal of lost or damaged share certificates		11

4	Lien on Shares	12
Nature and scope of lien		12
Company may sell Shares to satisfy lien		12
Authority to execute instrument of transfer		12
Consequences of sale of Shares to satisfy lien		13
Application of proceeds of sale		13

5	Calls on Shares and forfeiture	13
Power to make calls and effect of calls		13
Time when call made		14
Liability of joint holders		14
Interest on unpaid calls		14
Deemed calls		14
Power to accept early payment		14
Power to make different arrangements at time of issue of Shares		15
Notice of default		15
Forfeiture or surrender of Shares		15
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender		15
Effect of forfeiture or surrender on former Member		16
Evidence of forfeiture or surrender		16
Sale of forfeited or surrendered Shares		16

i

6	Transfer of Shares	17
Form of transfer		17
Power to refuse registration		17
Notice of refusal to register		17
Power to suspend registration		17
Fee, if any, payable for registration		17
Company may retain instrument of transfer		17

7	Transmission of Shares	17
Persons entitled on death of a Member		17
Registration of transfer of a Share following death or bankruptcy		18
Indemnity		18
Rights of person entitled to a Share following death or bankruptcy		18

8	Alteration of capital	19
Increasing, consolidating, converting, dividing and cancelling share capital		19
Dealing with fractions resulting from consolidation of Shares		19
Reducing share capital		20

9	Redemption and purchase of own Shares	20
Power to issue redeemable Shares and to purchase own Shares		20
Power to pay for redemption or purchase in cash or in specie		20
Effect of redemption or purchase of a Share		21

10	Meetings of Members	21
Power to call meetings		21
Content of notice		22
Period of notice		22
Persons entitled to receive notice		23
Publication of notice on a website		23
Time a website notice is deemed to be given		23
Required duration of publication on a website		23
Accidental omission to give notice or non-receipt of notice		23

11	Proceedings at meetings of Members	24
Quorum		24
Lack of quorum		24
Use of technology		24
Chairman		25
Right of a director to attend and speak		25
Adjournment, postponement and cancellation		25
Method of voting		26
Taking of a poll		26
Chairman’s casting vote		26
Amendments to resolutions		26
Written resolutions		26
Sole-member company		27

12	Voting rights of Members	27
Right to vote		27
Rights of joint holders		28
Representation of corporate Members		28
Member with mental disorder		29
Objections to admissibility of votes		29
Form of proxy		29
How and when proxy is to be delivered		30
Voting by proxy		31

13	Number of directors	31

14	Appointment, disqualification and removal of directors	31
First directors		31
No age limit		31
Corporate directors		31
No shareholding qualification		31
Appointment of directors		32
Removal of directors		32
Resignation of directors		32
Termination of the office of director		33

15	Alternate directors	33
Appointment and removal		33
Notices		34
Rights of alternate director		34
Appointment ceases when the appointor ceases to be a director		35
Status of alternate director		35
Status of the director making the appointment		35

16	Powers of directors	35
Powers of directors		35
Appointments to office		35
Remuneration		36
Disclosure of information		37

17	Delegation of powers	37
Power to delegate any of the directors’ powers to a committee		37
Power to appoint an agent of the Company		37
Power to appoint an attorney or authorised signatory of the Company		38
Power to appoint a proxy		38

18	Meetings of directors	38
Regulation of directors’ meetings		38
Calling meetings		39
Notice of meetings		39
Period of notice		39
Use of technology		39
Place of meetings		39
Quorum		39
Voting		39
Validity		40
Recording of dissent		40
Written resolutions		40
Sole director’s minute		40

19	Permissible directors’ interests and disclosure	41
Permissible interests subject to disclosure		41
Notification of interests		41
Voting where a director is interested in a matter		42

20	Minutes	42

21	Accounts and audit	42
Accounting and other records		42
No automatic right of inspection		42
Sending of accounts and reports		42
Time of receipt if documents are published on a website		43
Validity despite accidental error in publication on website		43
When accounts are to be audited		43

22	Financial year	44

23	Record dates	44

24	Dividends	44
Declaration of dividends by Members		44
Payment of interim dividends and declaration of final dividends by directors		44
Apportionment of dividends		45
Right of set off		45
Power to pay other than in cash		45
How payments may be made		46
Dividends or other moneys not to bear interest in absence of special rights		46
Dividends unable to be paid or unclaimed		46

25	Capitalisation of profits	47
Capitalisation of profits or of any share premium account or capital redemption reserve		47
Applying an amount for the benefit of members		47

26	Share premium account	48
Directors to maintain share premium account		48
Debits to share premium account		48

27	Seal	48
Company seal		48
Duplicate seal		48
When and how seal is to be used		48
If no seal is adopted or used		49
Power to allow non-manual signatures and facsimile printing of seal		49
Validity of execution		49

28	Indemnity	49
Indemnity		49
Release		50
Insurance		50

29	Notices	51
Form of notices		51
Electronic communications		51
Persons authorised to give notices		51
Delivery of written notices		51
Joint holders		52
Signatures		52
Evidence of transmission		52
Giving notice to a deceased or bankrupt Member		52
Date of giving notices		53
Saving provision		53

30	Authentication of Electronic Records	53
Application of Articles		53
Authentication of documents sent by Members by Electronic means		54
Authentication of document sent by the Secretary or Officers of the Company by Electronic means		54
Manner of signing		55
Saving provision		55

31	Transfer by way of continuation	55

32	Winding up	56
Distribution of assets in specie		56
No obligation to accept liability		56
The directors are authorised to present a winding up petition		56

33	Amendment of Memorandum and Articles	56
Power to change name or amend Memorandum		56
Power to amend these Articles		56

v

Companies Act (Revised)

Company Limited by Shares

Fifth Amended and Restated Articles of Association

of

Nexpu Ltd.(Adopted by special resolution passed on [Date] and effective on [DATE])

1	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Act means the Companies Act (Revised).

Articles means, as appropriate:

(a)	these Articles of Association as amended from time to time: or

(b)	two or more particular Articles of these Articles;

and Article refers to a particular Article of these Articles.

Business Day means a day other than a public holiday in the place where the Company’s registered office is located, a Saturday or a Sunday.

Class A Shares means the class A ordinary shares of the Company with a par value of USD0.0625 each, which have the rights set forth in the Memorandum and these Articles.

Class B Shares means the class B ordinary shares of the Company with a par value of USD0.0625 each, which have the rights set forth in the Memorandum and these Articles.

Clear Days, in relation to a period of notice, means that period excluding:

(a)	the day when the notice is given or deemed to be given; and

(b)	the day for which it is given or on which it is to take effect.

Company means the above-named company.

Conversion Date means in respect of a Conversion Notice means the day on which that Conversion Notice is delivered.

Conversion Notice means a written notice delivered to the Company at its office (and as otherwise stated therein) stating that a holder of Class B Shares elects to convert the number of Class B Shares specified therein pursuant to Article 2.6(a).

Conversion Number in relation to any Class B Shares, such number of Class A Shares as may, upon exercise of the Conversion Right, be issued at the Conversion Rate.

Conversion Rate in relation to the conversion of Class B Shares to Class A Shares means, at any time, on a 1:200 basis (ie. one (1) Class B Ordinary Share for every two hundred (200) Class A Ordinary Shares). The foregoing Conversion Rate shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

Conversion Right in respect of a holder of Class B Shares, subject to the provisions of these Articles and to any applicable fiscal or other laws or regulations including the Act, to convert all or any of its Class B Shares into the Conversion Number of Class A Shares in its discretion.

Default Rate means 10% (ten per cent) per annum.

Designated Stock Exchanges means the Nasdaq Capital Market in the United States of America for so long as any class of the Company’s Shares are there listed and any other stock exchange on which any class of the Company’s Shares are listed for trading.

Directors means the directors for the time being of the Company and the expression Director shall be construed accordingly.

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised).

Electronic Communication Facilities means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other.

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised).

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised).

Fully Paid and Paid Up:

(c)	in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth;

(d)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth.

Islands means the British Overseas Territory of the Cayman Islands.

Member means any person or persons entered on the register of members from time to time as the holder of a Share.

Memorandum means the Memorandum of Association of the Company as amended from time to time.

Officer means a person appointed to hold an office in the Company; and the expression includes a director, alternate director or liquidator, but does not include the Secretary.

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members who (being entitled to do so) vote in person or by proxy or, in the case of corporations, by their duly authorised representatives, at that meeting. The expression also includes a unanimous written resolution.

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary.

Share means a Class A Share or a Class B Share in the share capital of the Company; and the expression:

(e)	includes stock (except where a distinction between shares and stock is expressed or implied); and

(f)	where the context permits, also includes a fraction of a share.

Special Resolution means a resolution of a general meeting or a resolution of a meeting of the holders of any class of Shares in a class meeting duly constituted in accordance with the Articles in each case passed by a majority of not less than two-thirds of the votes cast by, or on behalf of, Members who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the Members entitled to vote at such meeting.

Treasury Shares means Shares of the Company held in treasury pursuant to the Act and Article 2.16.

Virtual Meeting means any general meeting of the Members at which the Members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Electronic Communication Facilities.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

(j)	The term present means, in respect of any person attending a meeting, such person’s presence at a general meeting of Members (or any meeting of the holders of any class of Shares), which may be satisfied by means of such person or, if a corporation or other non-natural person, its duly authorized representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Electronic Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Electronic Communication Facilities.

Exclusion of Table A Articles

1.3	The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Shares

Power to issue Shares and options, with or without special rights

2.1	Subject to the provisions of the Act and the Articles about the redemption and purchase of the Company’s own Shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

2.2	Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:

(a)	either at a premium or at par;

(b)	with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

2.3	Without limitation to the two preceding Articles,

(a)	the Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company at such times and on such terms and conditions as the Directors may decide;

(b)	the Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

Rights of Shares

2.4	The holders of Class A Shares, subject to these Articles, shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the Board may from time to time declare; and

(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company in accordance with Article 32.1;

(d)	not have any conversion rights and the Class A Shares are not convertible into shares of any other class; and

(e)	generally be entitled to enjoy all of the rights attaching to shares.

2.5	The holders of Class B Shares, subject to these Articles, shall:

(a)	be entitled to two hundred (200) votes per share;

(b)	be entitled to such dividends as the Board may from time to time declare; and

(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company in accordance with Article 32.1;

(d)	have conversion rights in accordance with Article 2.6; and

(e)	generally be entitled to enjoy all of the rights attaching to shares.

2.6	Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act, a holder of Class B Shares shall have the Conversion Right in respect of each Class B Share in its holding. For the avoidance of doubt, a holder of Class A Shares shall have no rights to convert Class A Shares into Class B Shares under any circumstances. The mechanics applicable for the conversion of Class B Shares into Class A Shares are set out in the following paragraphs:

(a)	Each Class B Share shall be converted at the option of the holder, at any time after issuance and without the payment of any additional sum, into such Conversion Number of fully paid Class A Shares calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Shares and/or such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Shares requesting conversion.

(b)	On the Conversion Date, subject to the Act, any conversion of Class B Shares into Class A Shares pursuant to these Articles shall be effected by repurchasing the relevant Class B Shares and in consideration therefor issuing fully-paid Class A Shares in equal number with such rights and restrictions attached thereto and shall rank pari passu in all respects with the Class A Shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of converted Class B Shares as the holder of the corresponding number of Class A Shares resulting from the conversion of the Class B Shares in, and make any other necessary and consequential changes to, the register of Members and shall procure that certificates in respect of the relevant Class A Shares, together with a new certificate for any unconverted Class B Shares comprised in the certificate(s) surrendered by the holder of the Class B Shares, are issued to the holders thereof. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the conversion of the relevant Class B Shares into Class A Shares.

(i)	Until such time as the Class B Shares have been converted into Class A Shares, the Company shall:

(A)	at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued share capital, such number of authorised but unissued Class A Shares as would enable all Class B Shares to be converted into Class A Shares and any other rights of conversion into, subscription for or exchange into Class A Shares to be satisfied in full; and

(B)	not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Shares to Class A Shares it would be required to issue Class A Shares at a price lower than the par value thereof.

2.7	For the avoidance doubt, the Class B Ordinary Shares may be transferred by their respective holder to any person or entity (whether or not being an affiliate of such holder) and there shall be no conversion of such transferred Class B Ordinary Shares into Class A Ordinary Shares upon any abovesaid transfer. No conversion of Class B Shares into Class A Shares shall occur solely as a consequence of any sale, transfer, assignment or disposition of Class B Shares and the rights attaching to Class B Shares shall remain unchanged upon transfer, except as otherwise provided in these Articles.

Power to issue fractions of a Share

2.8	Subject to the Act, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees

2.9	The Company may pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional for any Shares in the Company. That commission may be satisfied by the payment of cash or the allotment of Fully Paid or partly-paid Shares or partly in one way and partly in another.

2.10	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

2.11	Except as required by law:

(a)	no person shall be recognised by the Company as holding any Share on any trust; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Power to vary class rights

2.12	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding two thirds of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

The rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the Company’s consolidation and division of only one class of Shares, without consolidating or dividing any other class of Shares.

2.13	For the purpose of paragraph (b) of the preceding Article, all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class.

2.14	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

Effect of new Share issue on existing class rights

2.15	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Capital contributions without issue of further Shares

2.16	With the consent of a Member, the directors may accept a voluntary contribution to the capital of the Company from that Member without issuing Shares in consideration for that contribution. In that event, the contribution shall be dealt with in the following manner:

(a)	It shall be treated as if it were a share premium.

(b)	Unless the Member agrees otherwise:

(i)	if the Member holds Shares in a single class of Shares - it shall be credited to the share premium account for that class of Shares;

(ii)	if the Member holds Shares of more than one class - it shall be credited rateably to the share premium accounts for those classes of Shares (in the proportion that the sum of the issue prices for each class of Shares that the Member holds bears to the total issue prices for all classes of Shares that the Member holds).

(c)	It shall be subject to the provisions of the Act and these Articles applicable to share premiums.

No bearer Shares or warrants

2.17	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.18	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)	the directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.19	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

2.20	The Company shall be entered in the Register as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.21	Nothing in the preceding Article prevents an allotment of Shares as fully paid bonus shares in respect of a Treasury Share and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.22	Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the directors determine.

Register of Members

2.23	The Directors shall keep or cause to be kept a register of Members as required by the Act and may cause the Company to maintain one or more branch registers as contemplated by the Act, provided that where the Company is maintaining one or more branch registers, the Directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of Members and updated within such number of days of any amendment having been made to such branch register as may be required by the Act.

2.24	The title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with section 40B of the Act.

3	Share certificates

Issue of share certificates

3.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. If the Directors resolve that share certificates shall be issued, upon being entered in the register of Members as the holder of a Share, the Directors may issue to any Member:

(a)	without payment, one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the directors may determine for every certificate after the first, several certificates each for one or more of that Member’s Shares.

3.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine.

3.3	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

3.4	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any, for issuing a replacement share certificate as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

4	Lien on Shares

Nature and scope of lien

4.1	The Company has a first and paramount lien on all Shares (whether Fully Paid or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all moneys payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those moneys are presently payable.

4.2	At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

4.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within 14 Clear Days after that notice is deemed to be given under these Articles.

4.4	The Shares may be sold in such manner as the directors determine.

4.5	To the maximum extent permitted by law, the directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

4.6	To give effect to a sale, the directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee of the Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

4.7	On a sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the register of members as the holder of those Shares; and

(b)	that person shall deliver to the Company for cancellation the certificate for those Shares.

Despite this, that person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.8	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Shares have been sold:

(a)	if no certificate for the Shares was issued, at the date of the sale; or

(b)	if a certificate for the Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Shares before the sale.

5	Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1	Subject to the terms of allotment, the directors may make calls on the Members in respect of any moneys unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Liability of joint holders

5.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

5.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The directors may waive payment of the interest wholly or in part.

Deemed calls

5.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

5.9	Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10	If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued;

(c)	any expenses which have been incurred by the Company due to that person’s default.

5.11	The notice shall state the following:

(a)	the place where payment is to be made; and

(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

5.12	If the notice under the preceding Article is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member

5.14	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the register of members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those moneys before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

The directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.16	A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a director or Secretary of the Company, and

(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

6	Transfer of Shares

Form of transfer

6.1	Subject to the following Articles about the transfer of Shares, a Member may transfer Shares to another person by completing an instrument of transfer, in a common form or in a form approved by the directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and

(b)	where the Shares are partly paid, by or on behalf of that Member and the transferee.

Power to refuse registration

6.2	The directors may refuse to register the transfer of a Share to any person. They may do so in their absolute discretion, without giving any reason for their refusal, and irrespective of whether the Share is Fully Paid or the Company has no lien over it.

Notice of refusal to register

6.3	If the directors refuse to register a transfer of a Share, they must send notice of their refusal to the existing Member within two months after the date on which the transfer was lodged with the Company.

Power to suspend registration

6.4	The directors may suspend registration of the transfer of Shares at such times and for such periods, not exceeding 30 days in any calendar year, as they determine.

Fee, if any, payable for registration

6.5	If the directors so decide, the Company may charge a reasonable fee for the registration of any instrument of transfer or other document relating to the title to a Share.

Company may retain instrument of transfer

6.6	The Company shall be entitled to retain any instrument of transfer which is registered; but an instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

7	Transmission of Shares

Persons entitled on death of a Member

7.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

7.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

7.4	That person must produce such evidence of his entitlement as the directors may properly require.

7.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid, the transferor must execute an instrument of transfer; and

(b)	if the Share is partly paid, the transferor and the transferee must execute an instrument of transfer.

7.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares in the Company.

8	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1	To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares and, where there is more than one class of Shares in the share capital of the Company, the Shareholders may by Ordinary Resolution approve the consolidation and division of only one class of Shares without affecting any other class of Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

8.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the directors may on behalf of those Members:

(a)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); and

(b)	distribute the net proceeds in due proportion among those Members.

For that purpose, the directors may authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

8.3	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

9	Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1	Subject to the Act, and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.2	When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares, or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member’s name shall be removed from the register of members with respect to the Share; and

(c)	the Share shall be cancelled or held as a Treasury Shares, as the directors may determine.

For the purpose of this Article, the date of redemption or purchase is the date when the redemption or purchase falls due.

10	Meetings of Members

Power to call meetings

10.1	The directors may call a general meeting at any time.

10.2	If there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

10.3	The directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

10.4	The requisition must be in writing and given by one or more Members who together hold at least 10% of the rights to vote at such general meeting.

10.5	The requisition must also:

(a)	specify the purpose of the meeting.

(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners.

(c)	be delivered in accordance with the notice provisions.

10.6	Should the directors fail to call a general meeting within 21 Clear Days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

10.7	Without limitation to the foregoing, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more Members who together hold at least 10% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional directors.

10.8	If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Content of notice

10.9	Notice of a general meeting shall specify each of the following:

(a)	the place, the date and the hour of the meeting;

(b)	whether the meeting will be held virtually, at a physical place or both;

(c)	if the meeting is to be held in two or more places (including in any part virtually), the technology that will be used to facilitate the meeting;

(d)	subject to paragraph (e), the general nature of the business to be transacted; and

(e)	if a resolution is proposed as a Special Resolution, the text of that resolution.

10.10	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

10.11	At least five Clear Days’ notice of a general meeting must be given to Members. But a meeting may be convened on shorter notice with the consent of the Member or Members who, individually or collectively, hold at least 90% of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice

10.12	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)	the Members;

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member; and

(c)	the directors.

Publication of notice on a website

10.13	Subject to the Act, a notice of a general meeting may be published on a website providing the recipient is given separate notice of:

(a)	the publication of the notice on the website;

(b)	the place on the website where the notice may be accessed;

(c)	how it may be accessed; and

(d)	the place, date and time of the general meeting.

10.14	If a Member notifies the Company that he is unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member by any other means permitted by these Articles. But this will not affect when that Member is deemed to have received notice of the meeting.

Time a website notice is deemed to be given

10.15	A website notice is deemed to be given when the Member is given notice of its publication.

Required duration of publication on a website

10.16	Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until the conclusion of the meeting to which the notice relates.

Accidental omission to give notice or non-receipt of notice

10.17	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

10.18	In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

11	Proceedings at meetings of Members

Quorum

11.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. A quorum is as follows:

(a)	if the Company has only one Member: that Member;

(b)	if the Company has more than one Member: two Members.

Lack of quorum

11.2	If a quorum is not present within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy shall constitute a quorum.

Use of technology

11.3	A Member entitled to receive notice and attend a meeting will be deemed to be in attendance at such meeting despite their attendance being virtual if adequate facilities are available to ensure that the Member is able to:

(c)	to participate in the business for which the meeting has been convened; and

(d)	to hear all that happens at the meeting (whether by use of microphones, audio visual communications equipment or otherwise); and

(e)	to be heard by all persons present in the same way.

Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

Chairman

11.4	The chairman of a general meeting shall be the chairman of the board or such other director as the directors have nominated to chair board meetings in the absence of the chairman of the board. Absent any such person being present within 15 minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting.

11.5	If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a director to attend and speak

11.6	Even if a director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares in the Company.

Adjournment, postponement and cancellation

11.7	A meeting may be:

(f)	postponed or cancelled prior to the meeting at the discretion of the Directors by written notice provided to all persons entitled to attend the meeting, unless the meeting was requisitioned by Member(s) or otherwise called by Member(s) pursuant to Article 10.7; or

(g)	adjourned, with or without an appointed date for resumption, at any time during the meeting at the discretion of the chairman with the consent of the Member(s) constituting a quorum.

11.8	The chairman must adjourn the meeting if so directed by the Member(s) constituting a quorum at the meeting. No business, however, can be transacted at an adjourned or postponed meeting other than business which might properly have been transacted at the original meeting.

11.9	Should a meeting be adjourned for more than seven Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

11.10	A resolution put to the vote of the meeting shall be decided on a poll.

Taking of a poll

11.11	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a Virtual Meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote

11.12	If the votes on a resolution are equal the chairman may if he wishes exercise a casting vote.

Amendments to resolutions

11.13	An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:

(a)	not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)	the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

11.14	A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution, if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b)	the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.

11.15	If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

Written resolutions

11.16	Members may pass a resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)	all Members entitled so to vote :

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held.

11.17	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

11.18	The directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

Sole-member company

11.19	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

12	Voting rights of Members

Right to vote

12.1	Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting on a poll. Subject to any rights or restrictions for the time being attached to any class or classes of Shares, holders of Class A Shares and Class B Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting and have the same rights except each Class A Share is entitled to one (1) vote and each Class B Share is entitled to two hundred (200) votes.

12.2	Members may vote in person or by proxy.

12.3	An individual who represents two or more Members, including a Member in that individual’s own right, that individual shall be entitled to a separate vote for each Member.

12.4	On a poll a holder of Class A Shares shall have one (1) vote for each Class A Share he holds and a holder of Class B Shares shall have two hundred (200) votes for each Class B Share he holds.

12.5	A fraction of a Share shall entitle its holder to an equivalent fraction of one vote.

12.6	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

12.7	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

12.8	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.9	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

12.10	The authorisation may be for any period of time, and must be delivered to the Company not less than two hours before the commencement of the meeting at which it is first used.

12.11	The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.12	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.13	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

Member with mental disorder

12.14	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Islands or elsewhere) in matters concerning mental disorder may vote, on a poll, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.15	For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

12.16	An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

12.17	An instrument appointing a proxy shall be in any common form or in any other form approved by the directors.

12.18	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member’s authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

12.19	The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.20	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with the Article above about signing proxies; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.21	Subject to the following Articles, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the directors) must be delivered so that it is received by the Company at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

(ii)	to such other place specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

(c)	Notwithstanding Article 12.21(a) and Article 12.21(b), the chairman of the Company may, in any event at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

12.22	If the form of appointment of proxy is not delivered on time, it is invalid.

12.23	When two or more valid but differing appointments of proxy are delivered or received in respect of the same Share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that Share. lf the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that Share.

12.24	The Board may at the expense of the Company send forms of appointment of proxy to the Members by post (that is to say, pre-paying and posting a letter), or by Electronic communication or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of Shares, either blank or nominating as proxy in the alternative any one or more of the Directors or any other person. lf for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the Members entitled to be sent notice of the meeting and to vote at it. The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any Member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

Voting by proxy

12.25	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

13	Number of directors

Unless otherwise determined by Ordinary Resolution, the minimum number of directors shall be one and the maximum number shall be ten. There shall be no directors, however, until the first director is or the first directors are appointed by the subscriber or subscribers to the Memorandum.

14	Appointment, disqualification and removal of directors

First directors

14.1	The first directors shall be appointed in writing by the subscriber or subscribers to the Memorandum.

No age limit

14.2	There is no age limit for directors save that they must be aged at least 18 years.

Corporate directors

14.3	Unless prohibited by law, a body corporate may be a director. If a body corporate is a director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about directors’ meetings.

No shareholding qualification

14.4	Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of his appointment.

Appointment of directors

14.5	A director may be appointed by Ordinary Resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

14.6	Notwithstanding the other provisions of these Articles, in any case where, as a result of death, the Company has no directors and no shareholders, the personal representatives of the last shareholder to have died have the power, by notice in writing to the Company, to appoint a person to be a director. For the purpose of this Article:

(a)	where two or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder;

(b)	if the last shareholder died leaving a will which disposes of that shareholder’s shares in the Company (whether by way of specific gift, as part of the residuary estate, or otherwise):

(i)	the expression personal representatives of the last shareholder means:

(A)	until a grant of probate in respect of that will has been obtained from the Grand Court of the Cayman Islands, all of the executors named in that will who are living at the time the power of appointment under this Article is exercised; and

(B)	after such grant of probate has been obtained, only such of those executors who have proved that will;

(ii)	without derogating from section 3(1) of the Succession Act (Revised), the executors named in that will may exercise the power of appointment under this Article without first obtaining a grant of probate.

14.7	A remaining director may appoint a director even though there is not a quorum of directors.

14.8	No appointment can cause the number of directors to exceed the maximum; and any such appointment shall be invalid.

Removal of directors

14.9	A director may be removed by Ordinary Resolution.

Resignation of directors

14.10	A director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.11	Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of director

14.12	A director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Islands from acting as a director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(d)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(e)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

15	Alternate directors

Appointment and removal

15.1	Any director may appoint any other person, including another director, to act in his place as an alternate director in accordance with the Act. No appointment shall take effect until the director has given notice of the appointment to the other directors. Such notice must be given to each other director by either of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the other director has an email address, by emailing to that address a scanned copy of the notice as a PDF attachment (the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the recipient in readable form. For the avoidance of doubt, the same email may be sent to the email address of more than one director (and to the email address of the Company pursuant to Article 15.4(c)).

15.2	Without limitation to the preceding Article, a director may appoint an alternate for a particular meeting by sending an email to his fellow directors informing them that they are to take such email as notice of such appointment for such meeting. Such appointment shall be effective without the need for a signed notice of appointment or the giving of notice to the Company in accordance with Article 15.4.

15.3	A director may revoke his appointment of an alternate at any time. No revocation shall take effect until the director has given notice of the revocation to the other directors. Such notice must be given by either of the methods specified in Article 15.1.

15.4	A notice of appointment or removal of an alternate director must also be given to the Company by any of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

15.5	All notices of meetings of directors shall continue to be given to the appointing director and not to the alternate.

Rights of alternate director

15.6	An alternate director shall be entitled to attend and vote at any board meeting or meeting of a committee of the directors at which the appointing director is not personally present, and generally to perform all the functions of the appointing director in his absence.

15.7	For the avoidance of doubt:

(a)	if another director has been appointed an alternate director for one or more directors, he shall be entitled to a separate vote in his own right as a director and in right of each other director for whom he has been appointed an alternate; and

(b)	if a person other than a director has been appointed an alternate director for more than one director, he shall be entitled to a separate vote in right of each director for whom he has been appointed an alternate.

15.8	An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director.

Appointment ceases when the appointor ceases to be a director

15.9	An alternate director shall cease to be an alternate director if the director who appointed him ceases to be a director.

Status of alternate director

15.10	An alternate director shall carry out all functions of the director who made the appointment.

15.11	Save where otherwise expressed, an alternate director shall be treated as a director under these Articles.

15.12	An alternate director is not the agent of the director appointing him.

15.13	An alternate director is not entitled to any remuneration for acting as alternate director.

Status of the director making the appointment

15.14	A director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

16	Powers of directors

Powers of directors

16.1	Subject to the provisions of the Act, the Memorandum and these Articles, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.

16.2	No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may by Special Resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office

16.3	The directors may appoint a director:

(a)	as chairman of the board of directors;

(b)	as managing director;

(c)	to any other executive office

for such period and on such terms, including as to remuneration, as they think fit.

16.4	The appointee must consent in writing to holding that office.

16.5	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of directors.

16.6	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the directors may nominate one of their number to act in place of the chairman should he ever not be available.

16.7	Subject to the provisions of the Act, the directors may also appoint any person, who need not be a director:

(a)	as Secretary; and

(b)	to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.

16.8	The Secretary or Officer must consent in writing to holding that office.

16.9	A director, Secretary or other Officer of the Company may not the hold the office, or perform the services, of auditor.

Remuneration

16.10	Every director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at directors’ meetings.

16.11	Until otherwise determined by the Company by Ordinary Resolution, the Directors (other than alternate Directors) shall be entitled to such remuneration by way of fees for their services in the office of Director as the Directors may determine.

16.12	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to him.

16.13	Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

16.14	The directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of members relating to a Member, (and they may authorise any director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)	such disclosure is in compliance with the rules of any stock exchange upon which the Company’s shares are listed; or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

17	Delegation of powers

Power to delegate any of the directors’ powers to a committee

17.1	The directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-directors so long as the majority of those persons are directors.

17.2	The delegation may be collateral with, or to the exclusion of, the directors’ own powers.

17.3	The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

17.4	Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.

Power to appoint an agent of the Company

17.5	The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

17.6	The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under these Articles. The directors may do so by power of attorney or any other manner they think fit.

17.7	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

Power to appoint a proxy

17.8	Any director may appoint any other person, including another director, to represent him at any meeting of the directors. If a director appoints a proxy, then for all purposes the presence or vote of the proxy shall be deemed to be that of the appointing director.

17.9	Articles 15.1 to 15.4 inclusive (relating to the appointment by directors of alternate directors) apply, mutatis mutandis, to the appointment of proxies by directors.

17.10	A proxy is an agent of the director appointing him and is not an officer of the Company.

18	Meetings of directors

Regulation of directors’ meetings

18.1	Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.

Calling meetings

18.2	Any director may call a meeting of directors at any time. The Secretary, if any, must call a meeting of the directors if requested to do so by a director.

Notice of meetings

18.3	Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice. Notice of a board meeting may be given to a Director personally or by word of mouth or given in writing or by Electronic communications at such address as he may from time to time specify for this purpose (or, if he does not specify an address, at his last known address).

Period of notice

18.4	At least five Clear Days’ notice of a meeting of directors must be given to directors. But a meeting may be convened on shorter notice with the consent of all directors.

Use of technology

18.5	A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.6	A director participating in this way is deemed to be present in person at the meeting.

Place of meetings

18.7	If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

Quorum

18.8	The quorum for the transaction of business at a meeting of directors shall be two unless the directors fix some other number or unless the Company has only one director.

Voting

18.9	A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Validity

18.10	Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent

18.11	A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

18.12	The directors may pass a resolution in writing without holding a meeting if all directors sign a document or sign several documents in the like form each signed by one or more of those directors.

18.13	Despite the foregoing, a resolution in writing signed by a validly appointed alternate director or by a validly appointed proxy need not also be signed by the appointing director. But if a written resolution is signed personally by the appointing director, it need not also be signed by his alternate or proxy.

18.14	Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs.

Sole director’s minute

18.15	Where a sole director signs a minute recording his decision on a question, that record shall constitute the passing of a resolution in those terms.

19	Permissible directors’ interests and disclosure

Permissible interests subject to disclosure

19.1	Save as expressly permitted by these Articles or as set out below, a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company.

19.2	If, notwithstanding the prohibition in the preceding Article, a director discloses to his fellow directors the nature and extent of any material interest or duty in accordance with the next Article, he may:

(a)	be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested;

(b)	be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

19.3	Such disclosure may be made at a meeting at a meeting of the board or otherwise (and, if otherwise, it must be made in writing). The director must disclose the nature and extent of his direct or indirect interest in or duty in relation to a transaction or arrangement or series of transactions or arrangements with the Company or in which the Company has any material interest.

19.4	If a director has made disclosure in accordance with the preceding Article, then he shall not, by reason only of his office, be accountable to the Company for any benefit that he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

19.5	For the purposes of the preceding Articles:

(a)	a general notice that a director gives to the other directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

19.6	A director shall not be treated as having an interest in a transaction or arrangement if he has no knowledge of that interest and it is unreasonable to expect the director to have that knowledge.

Voting where a director is interested in a matter

19.7	A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to these Articles. The director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

19.8	Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

20	Minutes

The Company shall cause minutes to be made in books kept for the purpose in accordance with the Act.

21	Accounts and audit

Accounting and other records

21.1	The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

No automatic right of inspection

21.2	Members are only entitled to inspect the Company’s records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by Ordinary Resolution.

Sending of accounts and reports

21.3	The Company’s accounts and associated directors’ report or auditor’s report that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if:

(a)	they are sent to that person in accordance with the notice provisions: or

(b)	they are published on a website providing that person is given separate notice of:

(i)	the fact that publication of the documents has been published on the website;

(ii)	the address of the website; and

(iii)	the place on the website where the documents may be accessed; and

(iv)	how they may be accessed.

21.4	If, for any reason, a person notifies the Company that he is unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under the next Article.

Time of receipt if documents are published on a website

21.5	Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least five Clear Days before the date of the meeting at which they are to be laid if:

(a)	the documents are published on the website throughout a period beginning at least five Clear Days before the date of the meeting and ending with the conclusion of the meeting; and

(b)	the person is given at least five Clear Days’ notice of the hearing.

Validity despite accidental error in publication on website

21.6	If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because:

(a)	those documents are, by accident, published in a different place on the website to the place notified; or

(b)	they are published for part only of the period from the date of notification until the conclusion of that meeting.

When accounts are to be audited

21.7	Unless the directors or the Members, by Ordinary Resolution, so resolve or unless the Act so requires, the Company’s accounts will not be audited. If the Members so resolve, the Company’s accounts shall be audited in the manner determined by Ordinary Resolution. Alternatively, if the directors so resolve, they shall be audited in the manner they determine.

22	Financial year

Unless the directors otherwise specify, the financial year of the Company:

(a)	shall end on 31st December in the year of its incorporation and each following year; and

(b)	shall begin when it was incorporated and on 1st January each following year.

23	Record dates

Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for declaring or paying a dividend or making or issuing an allotment of Shares. The record date may be before or after the date on which a dividend, allotment or issue is declared, paid or made.

24	Dividends

Declaration of dividends by Members

24.1	Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the directors.

Payment of interim dividends and declaration of final dividends by directors

24.2	The directors may pay interim dividends or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

24.3	Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)	Upon declaration of a dividend or dividends described as final by the directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

24.4	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)	The directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

24.5	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

24.6	The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

24.7	If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

How payments may be made

24.8	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

24.9	For the purpose of paragraph (a) of the preceding Article, the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purpose of paragraph (b) of the preceding Article, subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

24.10	If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the register of members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

24.11	Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other moneys not to bear interest in absence of special rights

24.12	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

24.13	If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

24.14	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

25	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve

25.1	The directors may resolve to capitalise:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

(c)	by paying up the amounts unpaid on that Member’s Shares;

(d)	by issuing Fully Paid Shares, debentures or other securities of the Company to that Member or as that Member directs. The directors may resolve that any Shares issued to the Member in respect of partly paid Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain partly paid.

Applying an amount for the benefit of members

25.2	The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

25.3	Subject to the Act, if a fraction of a Share, a debenture, or other security is allocated to a Member, the directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

26	Share premium account

Directors to maintain share premium account

26.1	The directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

26.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Act.

26.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

27	Seal

Company seal

27.1	The Company may have a seal if the directors so determine.

Duplicate seal

27.2	Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

27.3	A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate).

If no seal is adopted or used

27.4	If the directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate); or

(c)	in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

27.5	The directors may determine that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

27.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

28	Indemnity

Indemnity

28.1	To the extent permitted by law, the Company shall indemnify each existing or former Secretary, director (including alternate director), and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Islands or elsewhere.

No such existing or former Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

28.2	To the extent permitted by law, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Secretary or Officer of the Company in respect of any matter identified in paragraph (a) or paragraph (b) of the preceding Article on condition that the Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Secretary or that Officer for those legal costs.

Release

28.3	To the extent permitted by law, the Company may by Special Resolution release any existing or former director (including alternate director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty.

Insurance

28.4	To the extent permitted by law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person’s own dishonesty:

(a)	an existing or former director (including alternate director), Secretary or Officer or auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

29	Notices

Form of notices

29.1	Save where these Articles provide otherwise, any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

29.2	Without limitation to Articles 15.1 to 15.4 inclusive (relating to the appointment and removal by directors of alternate directors) and to Articles 17.8 to 17.10 inclusive (relating to the appointment by directors of proxies), a notice may only be given to the Company in an Electronic Record if:

(a)	the directors so resolve or otherwise accept the notice; and

(b)	any Director or Officer provides the giver of the notice an electronic address to which the notice may be sent and a notice is sent to that address within a reasonable period of time.

29.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

Persons authorised to give notices

29.4	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or company secretary of the Company or a Member.

Delivery of written notices

29.5	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

29.6	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of members.

Signatures

29.7	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

29.8	An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

29.9	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

29.10	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

29.11	A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of Shares shall be deemed to have received due notice of the meeting and, where requisite, of the purposes for which it was called.

Giving notice to a deceased or bankrupt Member

29.12	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

29.13	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

29.14	A notice is given on the date identified in the following table.

Method for giving notices	When taken to be given
Personally	At the time and date of delivery
By leaving it at the member’s registered address	At the time and date it was left
If the recipient has an address within the Islands, by posting it by prepaid post to the street or postal address of that recipient	48 hours after it was posted
If the recipient has an address outside the Islands, by posting it by prepaid airmail to the street or postal address of that recipient	7 Clear Days after posting
By Electronic Record (other than publication on a website), to recipient’s Electronic address	Within 24 hours after it was sent
By publication on a website	See the Articles about the time when notice of a meeting of Members or accounts and reports, as the case may be, are published on a website

Saving provision

29.15	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of directors and written resolutions of Members.

30	Authentication of Electronic Records

Application of Articles

30.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a director or other Officer of the Company, shall be deemed to be authentic if either Article 30.2 or Article 30.4 applies.

Authentication of documents sent by Members by Electronic means

30.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.

30.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 30.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

30.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.

This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

30.5	For example, where a sole director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that director unless Article 30.7 applies.

Manner of signing

30.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

30.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

31	Transfer by way of continuation

31.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

31.2	To give effect to any resolution made pursuant to the preceding Article, the directors may cause the following:

(a)	an application be made to the Registrar of Companies to deregister the Company in the Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

32	Winding up

Distribution of assets in specie

32.1	If the Company is wound up, the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members;

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

32.2	No Member shall be compelled to accept any assets if an obligation attaches to them.

The directors are authorised to present a winding up petition

32.3	The directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

33	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

33.1	Subject to the Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

33.2	Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

Appendix C

Class B Ordinary Shares Incentive Plan

Top KingWin Ltd.

(the “Company” or “WAI”)

WAI Class B Ordinary Share Incentive Plan (Updated)

WAI Class B 绩效股份激励计划（更新稿）

I. Preliminary Clarification / 一、前提澄清

The Company currently proposes a total incentive pool of 600,000 Class B Ordinary Shares. Of this amount, 300,000 Class B Ordinary Shares are proposed to be granted based on performance during the period from January 1, 2025 to June 30, 2026. The remaining 300,000 Class B Ordinary Shares are proposed to be granted and completed during 2026 and 2027, subject to the annual performance assessment framework and weighted conditions set out below.

公司目前拟设置总规模为600,000股Class B普通股的激励池。其中，300,000股Class B普通股拟基于2025年1月1日至2026年6月30日期间的业绩进行授予；剩余300,000股Class B普通股拟于2026年及2027年发放完成，并受下述年度绩效考核框架及权重条件约束。

II. 2025.01.01-2026.06.30 Performance Award / 二、2025.01.01-2026.06.30 期间业绩奖励

Based on the Company's operating performance during the period from January 1, 2025 to June 30, 2026 and the contributions of the relevant management and executive team members, the Company proposes to grant the following 300,000 Class B Ordinary Shares as a performance award for such period.

基于公司自2025年1月1日至2026年6月30日期间的经营业绩及相关管理层、执行团队成员对公司发展的贡献，公司拟按下表授予合计300,000股Class B普通股作为该期间的绩效奖励。

Recipient/获授人	Position/职务	Performance Award for 2025.01.01-2026.06.30 / 2025.01.01-2026.06.30期间业绩奖励B股数量
Wei Dai	WAI Subsidiary CEO / WAI子公司CEO	70,000
Zhou Yingsheng	WAI Subsidiary CTO / WAI子公司CTO	70,000
Liao Hongmei	WAI Subsidiary COO / WAI子公司COO	70,000
Xuruilin	Listed Company CEO / 上市公司CEO	90,000
Total/合计		300,000

III. Conversion / Release Milestones for Initial 300,000 Shares / 三、前期 300,000 股的转换或释放里程碑

With respect to the initial 300,000 Class B award, 25% of such award, equal to 75,000 Class B Ordinary Shares, shall have an immediate conversion right upon grant, subject to applicable corporate approval, legal review, accounting review and disclosure requirements. The remaining 75%, equal to 225,000 Class B Ordinary Shares, shall have conversion, release or exchange rights only in three equal 25% tranches upon achievement and Board confirmation of the three milestones below.

就前期300,000股Class B激励而言，其中25%即75,000股Class B普通股在授予后享有立即转换权，但仍应符合必要公司批准、法律审查、会计审查及信息披露要求；剩余75%即225,000股Class B普通股，仅在下述三个里程碑达成并经董事会确认后，按三个各25%的批次取得转换、释放或交换权。

Tranche/批次	Conversion Condition/转换条件	Percentage/比例	Evidence and Board Review/证明文件及董事会审查
Immediate/立即	Immediate conversion right upon grant / 授予后享有立即转换权	25% (75,000 shares/股)	Subject to applicable corporate approval, legal review, accounting review and disclosure requirements / 以必要公司批准、法律审查、会计审查及信息披露要求为前提
1	Completion of delivery of the remaining 5,000 TK-D2 products / 完成TK-D2剩余5,000台产品交付	25% (75,000 shares/股)	Delivery records, customer acceptance or logistics evidence, and Board confirmation / 交付记录、客户验收或物流证明，并经董事会确认
2	Software system has completed testing and is available for use / 软件系统完成测试并可投入使用	25% (75,000 shares/股)	Test records, user acceptance or internal acceptance report, and Board confirmation / 测试记录、用户验收或内部验收报告，并经董事会确认
3	TK-D3 prototype or sample unit has been completed / TK-D3样机完成	25% (75,000 shares/股)	Prototype completion materials, technical confirmation, demonstration record or acceptance report, and Board confirmation / 样机完成资料、技术确认、演示记录或验收报告，并经董事会确认

IV. Future 2026-2027 Incentive Pool / 四、2026-2027 年度剩余激励股份池

The remaining 300,000 Class B Ordinary Shares shall be granted and completed during 2026 and 2027, with 150,000 Class B Ordinary Shares proposed for 2026 and 150,000 Class B Ordinary Shares proposed for 2027. Each annual tranche shall be subject to annual performance assessment based on the weighted framework below, review by the Compensation Committee, and separate Board approval. No annual tranche shall be automatically granted, vested, converted or released without such review and approval.

剩余300,000股Class B普通股拟于2026年及2027年发放完成，其中2026年度拟发放150,000股，2027年度拟发放150,000股。每一年度批次均应根据下述权重框架进行年度绩效考核，并经薪酬委员会审议及董事会另行批准。未经该等审议及批准，任何年度批次均不得自动授予、归属、转换或释放。

Year/年度	Proposed Annual Grant/拟年度发放B股数量	Assessment and Approval Conditions/考核及审批条件
2026	150,000	Annual assessment under the weighted framework below, subject to Compensation Committee review and Board approval / 按下述权重框架进行年度考核，并经薪酬委员会审议及董事会批准
2027	150,000	Annual assessment under the weighted framework below, subject to Compensation Committee review and Board approval / 按下述权重框架进行年度考核，并经薪酬委员会审议及董事会批准
Total/合计	300,000	Future two-year incentive pool; no automatic grant, vesting, conversion or release / 未来两年激励股份池；不自动授予、归属、转换或释放

V. Weighted Performance Conditions for 2026-2027 Grants / 五、2026-2027 年度发放的绩效权重条件

For each of the 2026 and 2027 annual tranches, the Company shall apply the following weighted assessment framework. The Compensation Committee may recommend full, partial or no grant of the applicable annual tranche based on actual results, evidence quality and compliance review, subject to final Board approval.

针对2026年度及2027年度每一年度批次，公司应适用下述权重考核框架。薪酬委员会可根据实际结果、证明文件质量及合规审查情况，建议全部发放、部分发放或不发放相应年度批次，并以董事会最终批准为准。

Performance Area/考核维度	Weight/权重	Key Conditions/主要条件
Revenue quality and contract performance / 收入质量及合同履约	30%	Recognized revenue, customer acceptance, delivery milestones and absence of premature or unsupported revenue recognition / 收入确认、客户验收、交付里程碑及不存在提前或缺乏依据的收入确认
Profitability and margin / 利润及毛利质量	25%	Gross margin, net profit, net margin, loss reduction and sustainable profitability / 毛利率、净利润、净利率、亏损收窄及可持续盈利能力
Cost and budget control / 成本及预算控制	15%	Procurement cost, channel cost, operating expenses, R&D budget and variance analysis / 采购成本、渠道成本、运营费用、研发预算及预算偏差分析
Cash collection and receivable risk / 现金回款及应收风险	15%	Actual cash collection, receivable aging, bad debt risk and customer payment performance / 实际回款、应收账款账龄、坏账风险及客户付款表现
Strategic, product and compliance milestones / 战略、产品及合规里程碑	15%	AI product commercialization, technical acceptance, listing-company compliance, audit support and disclosure readiness / AI产品商业化、技术验收、上市公司合规、审计配合及披露准备

VI. Governance, Evidence and Compliance / 六、治理、证明及合规要求

Governance Area/治理事项	Requirement/要求	Purpose/目的
Limited immediate conversion right / 有限立即转换权	Only 25% of the initial 300,000 Class B award has an immediate conversion right upon grant. The remaining 75% remains subject to the three milestone conditions, and the 2026-2027 pool remains subject to annual assessment, Compensation Committee review and Board approval. / 仅前期300,000股中的25%在授予后享有立即转换权；剩余75%仍受三个里程碑条件约束，2026-2027年度激励池仍受年度考核、薪酬委员会审议及董事会批准约束。	Preserve Board control and legal compliance / 保留董事会控制并确保法律合规
Evidence-based review / 基于证据审查	Each tranche should be supported by objective records, acceptance materials, accounting evidence and, where applicable, audit confirmation. / 每个批次均应由客观记录、验收材料、会计证据及适用的审计确认支持。	Reduce dispute, accounting and disclosure risk / 降低争议、会计及披露风险
Separate annual approvals / 年度独立审批	The 2026 and 2027 annual tranches shall be reviewed separately based on actual annual performance and shall not be deemed approved merely because the incentive pool has been reserved. / 2026及2027年度批次应根据实际年度业绩分别审议，不得仅因激励池预留而视为已获批准。	Support enforceability and listing-company compliance / 支持可执行性及上市公司合规